
CDW

# CDW is...

Strong Relationships

Corporate & Public Sector Customers

Technology Solutions

Performance Driven



CDW

ANNUAL REPORT 2001



# Table of Contents

At CDW, everything we do revolves around the customer. This philosophy has made us a leader in providing brand-name technology products and services.

# Financial Highlights

For the years ended December 31, 2001 and 2000 (in millions, except per share data)

| Operating Results | 2001 | 2000 | Increase |
|---|---|---|---|
| Net sales | $ 3,962 | $ 3,842 | 3.1% |
| Income from operations | $ 268 | $ 260 | 3.1% |
| Net income | $ 169 | $ 162 | 4.3% |
| | | | |
| Earnings per share (diluted) | $ 1.89 | $ 1.79 | 5.6% |
| | | | |
| Cash & marketable securities | $ 394 | $ 203 | 94.1% |
| Shareholders' equity | $ 779 | $ 636 | 22.5% |

## 2001 Recognition

- No. 435 of the FORTUNE 500
- Nasdaq-100 Index
- 100 Best Companies to Work for in America FORTUNE® magazine

Active Commercial Customers (thousands)


400
300
200
100
0
'98
'99
'00
'01

Net Sales ($billions)


$4
$3
$2
$1
$0
'98
'99
'00
'01

Net Income ($millions)


$200
$150
$100
$50
$0
'98
'99
'00
'01

Earnings per Diluted Share


$2.50
$2.00
$1.50
$1.00
$.50
$0
'98
'99
'00
'01

Year End Closing Stock Price per Common Share


$60
$50
$40
$30
$20
$10
$0
'98
'99
'00
'01

## Chairman's Letter

As I write this letter, I am completing my first year at CDW both as chief executive officer and as a coworker. This is an incredible company from nearly every standard one uses to measure a U.S. corporation. I do not make this statement in a self-serving manner as I did not create what I inherited. I make it as a once independent observer who now is immersed in a company and a culture that makes me look forward to work every day and to a future that will continue the great success achieved by Michael Krasny as chairman and chief executive officer and Greg Zeman as president.

While 2001 was the toughest economic environment CDW has ever faced, it was a year when we proved our mettle. Our coworkers rose to the challenge of the technology downturn and proved that we could be the industry leader in bad times, as well as good. So how did we once again set ourselves apart from the competition?

First and foremost, *we continued to invest in our future.* Our principal competitive edge is our people. We spent more on training in 2001 than in any year in our history. Next, we continued to challenge our coworkers with stretch objectives. Our culture is built by giving our coworkers the tools, the training and the resources to serve our customers well. When that happens we celebrate our successes often with fun and outrageous events, along with both pats on the back and monetary awards. As chief executive officer, I had the opportunity this year to pass out $100 bills to every coworker to celebrate the best second quarter in our history and also to receive a "buzz cut" in front of 800 cheering coworkers to recognize their exceeding a third-quarter sales goal.

The result is that our coworkers are focused on our customers. Our strength in the marketplace is built on the unique relationship established between our account managers and their customers. Our account managers receive the most training in our industry. That training provides them with the knowledge and expertise to do their jobs well. They are backed up by an entire company of coworkers who make sure that we have the products available that our customers want, that credit decisions are made quickly and reasonably, that orders are shipped expeditiously and accurately, and that post-sales tech support is available every day, all day, 365 days a year, and on and on.

Also, our corporate philosophies are taken seriously and taught to every new coworker at CDW. We don't just post them on a wall; we work hard to demonstrate them and live them every day. While they have always been important, they were more important than ever last year. For example, one philosophy is "Good luck many times comes disguised as hard work." It was this hard work that led the value of your investment in CDW to increase by 92.7 percent from December 31, 2000 to December 31, 2001. Our number of active customers grew from 309,000 to 357,000 in the technology industry's toughest year ever. That increase happened because we try to "Treat every customer as if they were our only customer, because if we don't they may be our last customer." Or maybe it happened because we believe and teach that "People do business with people they like." Our coworkers work hard to live these philosophies every day. And in a difficult year like 2001, where we had to watch every measure of productivity and cost like never before and with new leadership at the top of the company, our coworkers' reaction to change was evident in another of our philosophies: "What's right yesterday may not be right today. What's right today may not be right tomorrow. And what's right tomorrow may not be right today. Conclusion: Don't be afraid of change!"

But, of course, the proof of our success is not in actions taken, but in their results. Your measure of our success as our owners is less complicated – your report card is much simpler. Given price decreases of more than 20 percent in many of our core CDW products and a significant drop in demand, how did we do? You know the numbers, a 3.1 percent growth in revenue and a 5.6 percent growth in earnings per share. You could say it was our lowest growth year ever. You could also say we had both record revenue and record earnings per share. Both statements would be true.

Our coworkers did an outstanding job in a very difficult environment. We grew market share significantly. We controlled our costs but we did not lay off a single coworker. We invested for future growth, completing a 250,000-square-foot addition to our distribution center, large enough to take us from $4 billion to $8 billion in annual revenue. We opened a new 150,000-square-foot sales office in suburban Chicago and an additional sales office in downtown Chicago to allow us to grow our sales force in 2002 and beyond, we grew our government and education revenues by more than 60 percent, and we maintained our position as both the most efficient direct marketer from a cost standpoint and the most productive from a revenue per coworker standpoint compared with our public competitors. We maintained our position as one of FORTUNE's 100 Best Companies to Work for in America in a year of transition and we joined the FORTUNE 500 as well as the Nasdaq – 100 Index. Simply put, I have 2,800 team members who make me feel I'm the luckiest CEO in America.

But your next question is already being formulated. What's ahead? We have planned for a continued slow economy in the first half of 2002 with a rebound beginning midyear. We will increase our sales force with most of the growth in our government and education sector and will continue to build our specialty support teams. Next, we will invest even more than we did last year in training our people. We will grow our revenues by adding more customers; increasing revenue per customer; expanding our product and service offering by continuing our move into higher capacity, more sophisticated CPU and peripheral equipment; improving the productivity of our account managers through training and automation; strengthening our national brand awareness; and possibly making strategic additions to our company. The result of all these activities should be both revenue and income growth in 2002. We are excited and energized by our prospects. Our leadership team has great expectations for the future.

Finally, I want to offer a sincere thank you to both Michael Krasny and Greg Zeman for a smooth, supportive transition. It is somewhat daunting to follow a chairman and president team that led this company to achieve such incredible results. The baton was passed this year with Michael serving as my biggest supporter and Greg as my coach. I admire and respect them both immensely. Fortunately, they continue to serve on our Board of Directors.

Upon my arrival, they presented me with the best management team in our industry, and we have developed that team this year with internal promotions and new additions. We are supported by all of our CDW coworkers, who are more dedicated than any group I have ever worked with. This is a team that can deliver for you. They make me proud every day.

Thank you for the confidence and trust you put in us by choosing CDW.

John A. Edwardson
*Chairman and Chief Executive Officer*

*At right, CDW Executive Committee (L to R) front row: John Edwardson; second row: Barb Klein, Art Friedson, Joe Kremer; third row: Jim Shanks, Harry Harczak, Doug Eckrote; back row: Jon Stevens, Dan Kass, Chris Leahy*



# Strong Relationships



CDW


Coworkers

Customers

Vendors

Shareholders

## STRONG RELATIONSHIPS

As the industry's largest direct marketer of multi-brand technology products and services, CDW is committed to working closely with its partners. Our business model is based on creating strong and lasting relationships - with our coworkers, customers, vendors, and shareholders.

### Coworkers

CDW's core philosophy is the belief that happy, motivated coworkers provide outstanding service to customers. This philosophy has enabled CDW to consistently outperform the market.

Our culture is a vibrant, high-performance culture focused on providing outstanding customer service. We set aggressive expectations for our coworkers and reward achievement with performance-based compensation. All CDW coworkers are motivated to keep our customers satisfied and operations efficient, as all coworkers receive stock option grants to share in the financial success of the company. A constant reminder of the importance of our customers comes with each paycheck, all of which are signed "From All of Our Customers."

Our coworker services, recruiting, and training teams focus on hiring the best talent and providing opportunities for further development and growth. To enable coworkers to enhance their skills, we rely on CDW University, a company-wide training program focusing on sales and relationship building techniques, technical certifications, and leadership development skills. In 2001, the College of Performance Excellence was added to the existing colleges of Sales, Technology, Knowledge Management and Leadership. The College of Performance Excellence provides focused learning opportunities for all coworkers to develop the skill sets necessary to maximize each individual's career development.

Our commitment to our coworkers continues to be recognized nationally. For the fourth consecutive year, CDW was named to FORTUNE magazine's list of "100 Best Companies to Work for in America."

### Customers

CDW served the technology needs of approximately 357,000 commercial customers during 2001, an increase of 15 percent compared to 2000. While the entire CDW organization is focused on our customers, one of the most compelling aspects of our business model is the relationships between our account managers and customers.

Our more than 1,200 account managers serve as an extension of the information technology and purchasing departments of our corporate and public sector customers. Account managers develop a thorough understanding of their customers' business and technology needs. This knowledge enables them to provide the best possible technology solutions, making them an indispensable resource.

To enhance the value of that relationship, CDW provides continuous training for account managers. New account managers graduate from CDW University's intense sales training program, obtaining both extensive product knowledge and high-level sales and consulting skills. Tenured account managers receive ongoing training through CDW University's Master Program, which goes beyond academic training to enhance relationship-selling skills. During the year, our sales force completed more than 339,000 hours of sales-specific training.

Specialty sales teams, who have in-depth knowledge of complex technology products and applications such as security, volume software



licensing, network design, data storage, telephony and bandwidth, support the account managers. Specialists receive advanced training on an ongoing basis and have achieved various high-level technical certifications focused on specific product and service categories.

Our relationship-based approach extends to the Internet with our Web sites, CDW.com and CDWG.com. While many companies approach their Internet operations as a separate company that may compete with their traditional operations or one that replaces the personal touch, CDW has taken a different approach. Our "clicks and people" e-business strategy is an essential component of our business model with the goal of enhancing our relationship with customers. We created a robust Web site that is integrated into the entire sales process, providing customers an extensive resource management and purchasing tool, which provides seamless information and support before and after the sale.

As part of our e-commerce strategy, CDW has created customized Web sites for our customers that are actively used by more than 95,000 accounts. These extranets, CDW@work™ and CDWG@work™, allow customers to monitor order status, track asset-tagged products, order custom configured systems, control purchasing authority, obtain detailed purchase history and gain real-time access to their dedicated CDW account team. The popularity of these sites continues to grow, as customers increasingly use their sites to expand their relationship with CDW. In 2001, active users of our extranet sites generated more than 60 percent of CDW's sales, ordering either online or directly with their account managers.

## Vendors

CDW is a valuable sales channel for the industry's leading manufacturers to reach the small- to medium-sized corporate, government and education marketplaces. We sell more than 80,000 products from leading vendors such as Cisco, Compaq, Hewlett-Packard, IBM, Intel, Microsoft, Sony and Toshiba, among many others.

Our outstanding relationships with customers and distribution capabilities, combined with our size and financial strength, make CDW a critical sales channel for vendors. With approximately 357,000 active commercial customers, CDW enables manufacturers to reach a broad customer base in a cost-effective manner with the quality assurance of a trusted supplier.

In addition, we provide multifaceted marketing programs to drive demand for products and services, teaming with manufacturers to bring the latest technology to the marketplace. These programs include catalogs, promotional mailings and advertisements in national and industry magazines, online vehicles, and radio and television.

Our strong relationship with our customers enables us to provide vendors with substantial insight into the needs and buying trends of corporate and public sector technology users. This intelligence is invaluable to vendors as it enables them to develop products that meet the evolving needs of the market. In 2001, CDW developed a customized research service for manufacturers that provides timely product feedback from our customer base. Our initial trial consultations proved very successful, for both CDW and the vendors involved, and we expect this endeavor to expand in the future.

We work closely with vendors to offer customers the best value products and services. In addition, we work with original equipment manufacturers on special bid programs, giving customers competitive pricing on large orders.

During 2001, we enhanced our systems and programs to streamline the bid process and trained our account managers on how to more effectively use this program. This improved turnaround time, which has been beneficial in this competitive environment.

## Shareholders

Since going public in 1993, CDW has achieved compound annual growth rates of 38 percent for sales and 46 percent for net income. During this time period, CDW's stock price has increased at an average rate of more than 60 percent annually.

CDW shareholders have benefited from the company's commitment to coworkers and enduring relationships with customers and vendors.



From the very start, Microsoft has become a worldwide leader in software, services and Internet technologies by listening to the needs of our customers and responding with a world-class solution. We've seen that same commitment in CDW – a commitment to identifying the needs of today's technology purchasers and then guiding them towards the solution that best fits those needs. That kind of dedication benefits everyone involved.

Kevin Johnson
Senior Vice President
Microsoft Americas

*Microsoft is the worldwide leader in software, services and Internet technologies for personal and business computing.*

# Corporate & Public Sector Customers

Business-to-Business

Government and Education


WELCOME TO I.T.
CDW

## CORPORATE & PUBLIC SECTOR CUSTOMERS

CDW focuses on commercial customers, particularly small- to medium-sized businesses and public sector accounts. We made significant market share gains during 2001, growing our active customer base by more than 15 percent and generating 97 percent of our sales from commercial accounts. Our client base is quite diverse, with the top five customers accounting for only one percent of sales in 2001.

According to IDC, a division of International Data Group, the size of the U.S. technology market was greater than $250 billion in 2000. Of that total market, we estimate that CDW's addressable opportunity is between $150 billion and $180 billion. Consequently, with a market share of less than three percent, we have substantial opportunity for growth.

### Business-to-Business

Our focus on the business-to-business marketplace is concentrated on small- to medium-sized corporate accounts. Our unique foothold in this market consists of customer sites that generally have less than 1,000 employees at a single location. The smaller of these businesses often have limited information technology (I.T.) personnel resources, and come to rely on CDW to provide a full range of not only technology products, but services and advice as well.

CDW's target customers are I.T. professionals who value the comprehensive array of products and services we offer. Customers in these markets typically have ongoing requirements to purchase sophisticated products and systems.

While CDW has historically focused on the small- to medium-sized business market, our model has evolved through the addition of higher-end product and service offerings to appeal to the needs of larger companies. Increasingly, we sell products to large businesses, including FORTUNE 1000 companies, often as a secondary supplier.

We actively market to our current and prospective customers using catalogs, promotional mailing campaigns, advertising, and a proactive outbound calling program. In addition, we differentiate our business by promoting the CDW brand through a national branding campaign, which includes television and print media.

In 2001, we launched our "Empathy" television and print advertising campaign featuring a fictitious I.T. manager, "Fred," who receives unrealistic, overwhelming, and often outrageous requests from technology users. We received an extremely enthusiastic response to this campaign, which prompted a Fred Story Contest on CDW's Web site. I.T. professionals from around the country submitted their true stories for a chance to win bragging rights for the funniest Fred experience and a trip to the industry's largest trade show, COMDEX. We recently published a collection of those submissions in a book, entitled *Welcome to I.T.* The campaign and the response from our customers demonstrate that CDW understands what it's like to be an I.T. professional.

We offer customers a Technology Seminar series, where CDW hosts representatives from industry manufacturers and influential leaders in the technology field who discuss the latest I.T. issues with our customers. Recent seminars have featured technology topics including network storage management, infrastructure scalability and protection, and corporate printing, imaging and document management issues.

Sales to corporate accounts totaled $3.28 billion in 2001, a decrease of four percent versus 2000. Despite the decline, CDW increased market share and performed well versus the technology industry, segments of which were estimated to have decreased as much as 15 to 20 percent during 2001.



CDW SOLUTIONS
WEAVING A NEW WEB
CDW NETCOM SOLUTIONS
CONTROLLING YOUR NETWORK
CDW
The serv cent
Microsoft SQL Server
The next generation of image editing
CDW
Microsoft


We believe we are well positioned to continue increasing our market share during the economic slowdown, providing an excellent platform for future growth.

## Government and Education

Growing rapidly since its inception in 1998, CDW Government, Inc. (CDW•G) focuses on meeting the unique needs of federal, state and local governments, as well as primary and secondary educational institutions. CDW•G sales totaled $681 million in 2001, an increase of 63 percent from 2000.

We believe that the public sector represents a significant vertical market opportunity for future sales growth. The U.S. government is the largest consumer of information technology products in the world. State governments, as well as more than 35,000 local municipalities, also make substantial I.T. purchases. The education market provides additional potential with more than 110,000 primary and secondary schools, and more than 3,600 universities.

Selling to the public sector requires a different approach than the corporate market. We have made significant investments in infrastructure to meet the specific needs of three areas in the public sector: federal government, state/local government, and educational institutions. These investments include focused sales teams, specialized sales training, contract management teams, customized marketing initiatives, and significant upgrades to CDW•G Web site capabilities.

Our e-business capabilities go beyond providing basic product information. In 2001, we launched upgrades to CDWG.com and CDWG@work. In addition to a redesigned look, the functionality was enhanced to provide tools that addressed the unique needs of government agencies and educational institutions, such as viewing relevant contract information.

The specialized purchasing requirements of the public sector often require face-to-face sales efforts. We have created an organization that interacts with customers in the way that best meets their needs by augmenting our inside sales force with a field sales force that actively calls on customers and prospects in person. In addition, we have built an internal organization to address the complex nature of the government bidding and contract process.

We tailor our marketing programs to address the specific needs of the public sector. For example, CDW•G launched State Tech magazine in conjunction with Ziff Davis Custom Publishing during 2001. The magazine provides readers with in-depth case studies that highlight technology applications in state and local governments. There is no other resource available that offers this approach, exploring how professionals in state and local government agencies successfully solve technology challenges to best serve the public.

Our commitment to meeting the needs of public sector customers translated into significant new business in 2001. Our federal government group secured 12 major contracts, including U.S. Army, U.S. Air Force and the National Institutes of Health. One measure of CDW•G's success is its rapid climb in becoming one of the top 25 technology vendors to the government on the General Services Administration (GSA) open contract in 2001.

The state and local government group won contracts with the Texas Department of Transportation and the states of Ohio and Virginia. The education group signed purchasing agreements with several large universities, as well as numerous local school districts.

CDW•G is nationally recognized for its ability to serve the public sector market. *Federal Computer Week* ranked CDW•G the No. 1 Federal Reseller in its "Corporate Competitiveness Study in the Federal I.T. Market." CDW•G also received the "Industry Excellence Award" for outstanding customer service from GSA and Federal Technology Service.


STATE
STATE



Our relationship with CDW•G has strengthened in each of the three years we've worked together. In the technology industry, there is constant change. With CDW•G we have a consistent relationship with our team - which is very beneficial to us. They know our programs, like our special laptop program for students, and they are willing to customize solutions for our environment.

Lida Miller
Manager of Student Computing
Kellogg School of Management,
Northwestern University

*Northwestern University is one of the country's leading private research universities, with 11 colleges and schools located on campuses in Chicago and Evanston, Ill.*

# Technology Solutions



CDW Custom Configurations Per Day
196
297
472
678
1100
1471


Multi-brand Products

Comprehensive Services



## TECHNOLOGY SOLUTIONS

CDW provides a comprehensive source of technology solutions for our customers, including a full selection of products as well as a wide range of services. We continue to broaden our offerings with the goal of becoming a one-stop resource for the technology needs of our customers.

### Multi-brand Products

CDW's breadth and depth of product and service offerings provide customers with a compelling value proposition. CDW provides integrated, multi-brand technology solutions with the convenience of one source.

Technology changes rapidly, driving the need to constantly review and enhance our product mix based on customer needs. CDW continues to expand its high-end product offerings. In 2001, the company signed a noteworthy agreement with Sun Microsystems to provide Sun's entry-level systems, including Unix-based servers and work stations as well as thin client computers supporting distributed network applications. CDW was Sun Microsystems' first volume channel provider. In connection with the Sun agreement, we have invested in training our sales force and technicians to achieve the certifications needed to support our sales of Sun products.

In addition, CDW expanded its offerings in 2001 with high-end data storage products from EMC, Compaq and Hewlett-Packard as well as network gear from F-5 and Foundry.

As we expand product and service offerings, we have found it important to invest in product category specialists. These specialists, who provide pre-sales technical advice, have devoted significant time and effort to achieve the highest levels of certification available in their chosen specialty. They are available to support account managers dealing with the more complex aspects of technology. Specialty support sales teams include bandwidth, learning solutions, power, networking, security, software licensing, storage, telephony and technology services.

### Comprehensive Services

CDW provides numerous services directly to our customers. These range from pre-sales consultation to systems configurations and order fulfillment.

Account managers and specialty sales support teams consult with customers prior to a purchase to understand their needs and preferences in order to provide the best solution. CDW also provides extensive technology information via its Web site, specialty reference guides, and Customer Technology Seminars.




Microsoft Exchange 2000 Server

**CDW Product Mix 2001**
*(Percent of Sales)*


Input Devices 3%
Other 3%
Notebooks 15%
Desktops 13%
Software 17%
Data Storage 15%
Printers 13%
Net/Comm Products 9%
Video 8%
Add-On Boards/ Memory 4%

We provide custom configuration services, including hardware installation, software loading, network server configuration, custom image loading and asset tagging. These services provide additional value to our customers by reducing the cost and time necessary to deploy new products into their existing technology environment. Custom configurations continue to grow in demand. We configured more than 1,400 units per day during 2001, an increase of 34 percent compared to 2000.

CDW's outstanding distribution capabilities ensure customers that products will be shipped quickly and accurately. More than 99 percent of in-stock credit approved orders, even orders that require configuration, are shipped the same day they are placed.

CDW provides its customers with telephone technical support 24 hours a day, seven days a week, 365 days a year.

In 2001, we expanded service offerings to address the entire life cycle of technology procurement by launching Technology Services and Learning Solutions.

CDW's Technology Services include a variety of third-party offerings performed by more than a dozen top name firms, including Compaq Global Services and Unisys. We launched these services in response to customers' desire for a single point of contact for product procurement as well as technical support. Technology Services includes planning, such as design of local area networks (LAN) and wide area networks (WAN); deployment, such as on-site installation of hardware and software; management, such as consulting on system performance; support, such as extended warranties; and transition, such as equipment disposal.

CDW's Learning Solutions coordinates a comprehensive lineup of technology training services through two leading training providers, Productivity Point International and KnowledgeNet. Learning Solutions offerings are designed to help technology professionals update and develop their skills by offering more than 1,000 courses. These courses include vendor-authorized certification programs from Microsoft, Cisco, Citrix and others, as well as technical and application courses and customized technology training. To best serve the varying needs of our customers, course offerings include instructor-led classes, self-paced e-learning programs, hands-on "e-labs" and live, instructor-led Web casts.


Cisco Systems
CISCO AIRONET 340

Providing a one-stop resource for both I.T. products and services gives us a competitive advantage in the marketplace by meeting the full life cycle of our customers' technology needs. These newly introduced services accounted for a small portion of CDW's sales in 2001, and represent an area of potential future growth.


CDW

Buying technology from CDW saves us more time to do the things that are critical. The extra services they offer, like asset tagging, image loading and custom configuration, literally saves the staff an hour for every PC we have configured by CDW. The people we've worked with at CDW are not only very knowledgeable, but have given us high-quality results within tight time constraints.

Kathe Rodd
Senior Hardware Buyer
Autodesk

*Autodesk is the world's leading design and digital content creation resource, providing software and Internet portal services to help customers drive business through the power of design.*

# Performance Driven



CDW
Recognition Highlights
America's Most Admired Companies, No. 1 in industry
FORTUNE magazine
100 Best Companies to Work for in America, No. 13
FORTUNE magazine
FORTUNE 500, No. 435
FORTUNE magazine
100 Fastest-Growing Companies in America, No. 79
FORTUNE magazine
InformationWeek 500, No. 160
InformationWeek
400 Best Big Companies in America, No. 48
Forbes
Industry Excellence Award
Federal Technology Service and General Service Administration
GSA Schedule 70 Sales Leaders, No. 21
General Service Administration




Commitment to Customers

Platform for Growth

Operational Excellence

## PERFORMANCE DRIVEN

CDW continued to significantly outpace the industry in 2001. Despite challenges in the economy, we performed well due to our relentless focus on meeting the needs of our customers while running our business efficiently. CDW's strong financial results earned us the rank of 435 on the FORTUNE 500 list as well as being added to the Nasdaq-100 Index during 2001.

### Commitment to Customers

At CDW, everything we do revolves around the customer. Every area of our business, from coworker services, finance and I.T. to marketing, operations, purchasing and sales, impacts our customers and influences their decision to continue doing business with us.

CDW account managers are knowledgeable about our products, systems, and philosophies, enabling them to provide an outstanding level of customer service. Customers have a specific account manager appointed to their account, enabling that person to serve as a consultant as well as a single point of contact for CDW resources. Account managers understand their customers' technology systems and are able to recommend integrated solutions based on their needs, past purchases, and technological developments. In addition, specialty sales teams that have in-depth knowledge of complex technology products and applications provide support for our account managers.

Our proprietary customer relationship management system supports account managers in providing high quality customer service by detailing all aspects of a customer's account history with CDW. This system provides every coworker who comes in contact with that customer the knowledge to quickly and accurately understand the customer's situation and solve any issues that may arise.

We survey our customers annually to assess our success in achieving our goal of providing exceptional service. For the last several years, our customer loyalty scores have been the highest of any service company surveyed by Walker Information, Inc. As a result of our commitment to providing outstanding service, more than 90 percent of our sales in 2001 were to repeat purchasers.

### Platform for Growth

CDW currently serves less than three percent of our addressable market, providing us with outstanding opportunities for growth.

During 2001, we completed substantial investments in our infrastructure. We increased the size of our distribution center from 200,000 to 450,000 square feet and installed an enhanced shipping and sorting system to increase capacity and improve efficiency. As a result, we have the capacity to double our current sales volume without additional significant capital investment in our distribution center. Our operational improvements enabled us to ship 20 percent more products with fewer distribution center personnel in 2001 than in 2000.

During the first half of 2001, we opened a new sales office in suburban Chicago (shown at right) and expanded our downtown sales office. We now have the capacity to increase our sales force by over 30 percent without adding office space.

We are focused on a number of initiatives to increase our customer base and sales over the next several years. As a leader in innovation, we are continuously evaluating new product and market trends, and will continue to expand our offerings in line with technological advances and customer needs. It is our goal to earn a higher share of our customers' technology purchases, both through the addition of new products as well as providing exceptional service.

CDW's investments in extensive marketing and sales initiatives enable us to continue to increase our customer base. We continue our aggressive marketing strategy, strengthening our national brand awareness and promoting our industry-leading capabilities.

Our organization is the most productive in the industry, with average annual sales of approximately $1.4 million per coworker. We believe we can increase the effectiveness and productivity of our organization by providing extensive training through CDW University and continuing to invest in tools such as our proprietary customer relationship management system and customized extranet Web sites.



Our growth to date has been organic, and while substantial opportunity for internally generated growth exists, we are actively evaluating external opportunities as well. We will consider strategic acquisitions and alliances to increase our business via an expanded customer base, access to new products, or entering new geographic markets.

## Operational Excellence

CDW continues to successfully execute its business model and to outperform competitors. We have high quality, efficient operations based upon technologically advanced inventory management, logistics and distribution systems.

Each day, we ship approximately 25,000 boxes through our state-of-the-art distribution center (shown at right). We are ISO 9001:2000 certified and employ a rapid-turn inventory model that produced 30 annualized inventory turns while holding an average of $115 million in physical inventory during 2001.

Our purchasing department sources product from distributors as well as manufacturers, focusing on achieving the best terms and conditions, including pricing, vendor support programs, and delivery. Our coworkers increased the efficiency and effectiveness of purchasing by implementing several significant operational improvements during 2001. We implemented enhancements to our datalab, the online database that provides product attributes and specifications to our customers and account managers. We also benefited from adding numerous vendors to EDI for both purchase order processing and invoicing. In addition, we completed an initiative to realize early pay discounts from additional vendors.

We continually strive to enhance our operating effectiveness, as well as help our customers increase their efficiency. In 2001, our finance and I.T. teams worked together to provide customers with electronic access to billing information via their extranets. This gave customers the ability to access their account statements, view and print invoices, and obtain contact information for their CDW credit department representative.

Our sales model and commitment to operational excellence have enabled CDW to outperform the market in sales and profitability. CDW achieved record sales of $3.96 billion in 2001, an increase of three percent over 2000. We substantially outperformed the technology industry, in which sales are estimated to have declined by as much as 15 to 20 percent for certain segments in 2001.

Our gross margins improved from 12.8 percent in 2000 to 13.3 percent in 2001, and operating margins remained strong at 6.8 percent despite substantial new investments in infrastructure.

We continued to enhance our already solid working capital position in 2001 with improvements in both accounts receivable days and inventory turns. CDW's balance sheet is strong, with more than $394 million in cash and no debt. Our balance sheet provides an outstanding platform as we position CDW for continued growth.





There are many companies today that have a strong work ethic. There are a few who work hard and really try to understand their customers' needs. But more rare are the companies who combine focused work and strong customer relationships with the ability to inspire loyalty and admiration in those they do business with. CDW is such a company.

Mark Walker
Vice President
Walker Information

*Walker Information is a global leader in measuring and managing stakeholder relationships – most notably in the areas of customer loyalty, employee commitment, corporate reputation, and business ethics.*

# Selected Financial and Operating Data

(in thousands, except per share and selected operating data)

| Year Ended December 31, | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 |
|---|---|---|---|---|---|---|---|
| **Income Statement Data:** | | | | | | | |
| Net sales | $ 3,961,545 | $ 3,842,452 | $ 2,561,239 | $ 1,733,489 | $ 1,276,929 | $ 927,895 | $ 628,721 |
| Cost of sales | 3,434,510 | 3,352,609 | 2,237,700 | 1,513,314 | 1,106,124 | 805,413 | 548,568 |
| Gross profit | 527,035 | 489,843 | 323,539 | 220,175 | 170,805 | 122,482 | 80,153 |
| Selling, administrative and net advertising expenses | 258,837 | 230,235 | 165,627 | 115,537 | 90,315 | 64,879 | 49,175 |
| Exit charge [1] | — | — | — | — | — | 4,000 | — |
| Income from operations | 268,198 | 259,608 | 157,912 | 104,638 | 80,490 | 53,603 | 30,978 |
| Interest income, net | 12,637 | 9,739 | 4,931 | 4,708 | 4,259 | 3,469 | 1,973 |
| Other income (expense), net | (859) | (690) | (450) | (335) | (241) | (188) | 47 |
| Income before income taxes | 279,976 | 268,657 | 162,393 | 109,011 | 84,508 | 56,884 | 32,998 |
| Income tax provision | 111,290 | 106,388 | 64,308 | 43,170 | 33,507 | 22,484 | 12,939 |
| Net income | $ 168,686 | $ 162,269 | $ 98,085 | $ 65,841 | $ 51,001 | $ 34,400 | $ 20,059 |
| Earnings per share: | | | | | | | |
| Basic | $ 1.97 | $ 1.87 | $ 1.14 | $ 0.76 | $ 0.59 | $ 0.40 | $ 0.24 |
| Diluted | $ 1.89 | $ 1.79 | $ 1.11 | $ 0.76 | $ 0.59 | $ 0.40 | $ 0.24 |
| Weighted average number of common shares outstanding: | | | | | | | |
| Basic | 85,803 | 87,003 | 86,270 | 86,124 | 86,100 | 86,100 | 84,104 |
| Diluted | 89,136 | 90,860 | 88,304 | 87,008 | 86,816 | 87,140 | 84,320 |
| **Selected Operating Data:** | | | | | | | |
| Number of invoices processed (000's) | 4,394 | 3,810 | 2,934 | 2,367 | 1,822 | 1,318 | 998 |
| Average invoice size | $ 964 | $ 1,054 | $ 918 | $ 780 | $ 756 | $ 765 | $ 685 |
| Commercial customers served (000's)[2] | 357 | 309 | 285 | 246 | 209 | 164 | 142 |
| % of sales to commercial customers | 97 % | 96 % | 93 % | 88 % | 81 % | 80 % | 77 % |
| Net sales per coworker (000's) | $ 1,436 | $ 1,634 | $ 1,462 | $ 1,392 | $ 1,490 | $ 1,459 | $ 1,364 |
| Inventory turnover | 30 | 28 | 23 | 24 | 21 | 23 | 22 |
| Accounts receivable — days sales outstanding | 29 | 32 | 33 | 32 | 25 | 23 | 22 |

| December 31, | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 |
|---|---|---|---|---|---|---|---|
| **Financial position:** | | | | | | | |
| Cash, cash equivalents, and marketable securities | $ 394,381 | $ 202,621 | $ 82,975 | $ 70,688 | $ 79,425 | $ 74,952 | $ 57,169 |
| Working capital | $ 695,786 | $ 561,697 | $ 340,117 | $ 228,730 | $ 167,421 | $ 123,614 | $ 99,127 |
| Total assets | $ 937,029 | $ 748,437 | $ 505,915 | $ 341,821 | $ 269,641 | $ 198,830 | $ 132,929 |
| Total debt and capitalized lease obligations | — | — | — | — | — | — | — |
| Shareholders' equity | $ 778,657 | $ 636,251 | $ 390,984 | $ 270,763 | $ 199,866 | $ 141,622 | $ 106,161 |
| Return on shareholders' equity [3] | 24.7 % | 31.0 % | 30.1 % | 28.2 % | 29.8 % | 28.2 % | 26.0 % |

[1] The exit charge provides for estimated costs associated with vacating the Company's leased facility. See note 7 of notes to Consolidated Financial Statements.
[2] Commercial customers is defined as public and corporate sector customers excluding consumers.
[3] Return on shareholders' equity is calculated as net income for the period divided by average shareholders' equity.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

## Overview

CDW Computer Centers, Inc. (collectively with its subsidiaries, "CDW" or the "Company") is the largest direct marketer of multi-brand computers and related technology products and services in the United States. The Company's primary business is conducted from a combined corporate office, distribution center and showroom facility located in Vernon Hills, Illinois, and sales offices in Mettawa, Buffalo Grove and Chicago, Illinois and Lansdowne, Virginia. Additionally, the Company markets and sells products through CDW.com and CDWG.com, its Web sites.

For financial reporting purposes, the Company has two operating segments: corporate, which is primarily comprised of business customers but also includes consumers (which generated approximately 3% of total sales in 2001), and public sector, comprised of federal, state and local government and educational institutions who are served by CDW Government, Inc. ("CDW-G"), a wholly owned subsidiary.

Financial Reporting Release No. 60, which was recently released by the Securities and Exchange Commission, encourages all registrants, including the Company, to include a discussion of "critical" accounting policies or methods used in the preparation of financial statements. The Company presents in its notes to the consolidated financial statements a summary of its most significant accounting policies used in the preparation of such statements. The Company's significant accounting policies relate to the sale, purchase, distribution and promotion of its products. Therefore, the Company's accounting principles in the areas of revenue recognition, trade accounts receivable valuation, inventory valuation, vendor transactions and marketing activities are the most significant.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make use of certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. CDW bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and revisions to estimates are included in the Company's results for the period in which the actual amounts become known.

Significant estimates in these financial statements include allowances for doubtful accounts receivable, sales returns and pricing disputes, net realizable value of inventories, vendor transactions and loss contingencies.

***Allowance for doubtful accounts.*** CDW maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. This allowance is determined based upon historical experience in addition to an ongoing credit quality review of the Company's accounts receivable portfolio. If the financial condition of CDW's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required and operating income could be adversely affected.

***Sales returns and pricing disputes.*** The Company maintains an allowance for anticipated sales returns and pricing disputes based on recent trends. Should the actual rate of sales returns or pricing disputes increase, additional allowances may be required and gross margin and operating income could be adversely affected.

***Net realizable value of inventories.*** The Company adjusts the carrying value of its inventory for changes in net realizable value based upon current market values and assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory valuation adjustments may be required and gross margin and operating income could be adversely affected.

***Vendor transactions.*** The Company and its vendors are involved in certain pricing and shipping disputes in the normal course of business. The Company establishes allowances for such disputes based upon an evaluation of identified disputes and an evaluation of recent and historical trends. Should the resolution of such disputes differ from management estimates, gross margin and operating income could be adversely affected.

***Loss contingencies.*** From time to time, the Company may have contingent liabilities which could result in a loss and a reduction to operating income. As these events arise, management exercises judgment in evaluating the financial impact of these potential losses. If actual losses differ from management's estimates, operating income could be adversely affected.

## Results of Operations

The following table sets forth for the periods indicated information derived from the Company's consolidated statements of income expressed as a percentage of net sales:

| Financial Results | Percentage of Net Sales Years Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Net sales | 100.0% | 100.0% | 100.0% |
| Cost of sales | 86.7 | 87.2 | 87.4 |
| Gross profit | 13.3 | 12.8 | 12.6 |
| Selling and administrative expenses | 6.4 | 5.7 | 5.9 |
| Net advertising expenses | 0.1 | 0.3 | 0.6 |
| Income from operations | 6.8 | 6.8 | 6.1 |
| Interest and other income | 0.3 | 0.2 | 0.2 |
| Income before income taxes | 7.1 | 7.0 | 6.3 |
| Income tax provision | 2.8 | 2.8 | 2.5 |
| Net income | 4.3% | 4.2% | 3.8% |

The following table sets forth for the periods indicated a summary of certain of the Company's consolidated operating statistics:

| Operating Statistics | Years Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Number of invoices processed | 4,394,157 | 3,810,452 | 2,934,286 |
| Average invoice size | $ 964 | $ 1,054 | $ 918 |
| Commercial customers served[1] | 357,000 | 309,000 | 285,000 |
| % of sales to commercial customers | 97 % | 96 % | 93 % |
| Number of account managers, end of period | 1,228 | 1,188 | 798 |
| Annualized inventory turnover | 30 | 28 | 23 |
| Accounts receivable days sales outstanding | 29 | 32 | 33 |
| Direct web sales (000's) | $615,316 | $416,259 | $163,441 |
| Average daily unique website users | 91,600 | 82,800 | 67,700 |

[1]Commercial customers represent public sector customers and corporate sector customers excluding consumers.

The following table presents consolidated net sales dollars by product category as a percentage of total consolidated net sales dollars. Product lines are based upon internal product code classifications. Product mix for the years ended December 31, 2000 and 1999 has been retroactively adjusted for certain changes in individual product categorization.

| Analysis of Product Mix | Years Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Notebook computers and accessories | 14.7% | 19.5% | 19.6% |
| Desktop computers and servers | 13.4 | 15.7 | 16.1 |
| Subtotal computer products | 28.1 | 35.2 | 35.7 |
| Software | 16.8 | 12.2 | 13.1 |
| Data storage devices | 14.5 | 13.8 | 14.0 |
| Printers | 12.9 | 11.4 | 12.4 |
| Net/comm products | 9.5 | 9.1 | 8.4 |
| Video | 8.4 | 7.7 | 7.1 |
| Add-on boards/memory | 4.3 | 6.0 | 5.0 |
| Input devices | 2.9 | 2.5 | 2.5 |
| Supplies, accessories and other | 2.6 | 2.1 | 1.8 |
| Total | 100.0% | 100.0% | 100.0% |

The following table represents the change in year-over-year consolidated sales dollars by product categories for each of the periods indicated. Product lines are based upon internal product code classifications. The rates of change for the years ended December 31, 2000 and 1999 have been retroactively adjusted for certain changes in individual product categorization.

| Analysis of Product Category Growth | Years Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Notebook computers and accessories | (22.9)% | 48.9% | 47.4% |
| Desktop computers and servers | (12.1) | 45.5 | 52.6 |
| Subtotal computer products | (18.1) | 47.3 | 49.7 |
| Software | 41.5 | 39.2 | 44.7 |
| Data storage devices | 7.7 | 47.4 | 83.0 |
| Printers | 16.3 | 36.6 | 36.8 |
| Net/comm products | 6.2 | 61.9 | 34.9 |
| Video | 11.6 | 63.5 | 35.0 |
| Add-on boards/memory | (26.3) | 79.1 | 82.0 |
| Input devices | 19.0 | 48.3 | 44.4 |
| Supplies, accessories and other | 26.1 | 86.2 | 1.6 |
| Total | 3.1% | 50.0% | 47.8% |

## Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net sales in 2001 increased 3.1% to a record $3.962 billion compared to $3.842 billion in 2000. The growth in net sales in 2001 is primarily attributable to an increased customer base as well as substantial growth in the Company's public sector business. The Company expanded its sales force by 3.4% in 2001 to 1,228 account managers at December 31, 2001 and continued to actively market, enabling the Company to increase its customer base 15.3% from the prior year. Public sector sales increased 62.8% from $418 million in 2000 to $681 million in 2001, and comprised 17.2% of the Company's total sales for 2001. Corporate sector sales declined 4.2% to $3.281 billion in 2001 due to reduced IT spending levels in a difficult economic environment and reduced average selling prices per unit. The Company's strength in its public sector business is due to focused sales and marketing efforts in the federal, state and local government and education markets and the fact that these customers have not reduced IT budgets as severely as those in the corporate markets.

The average selling price of desktop computers decreased 17.9%, servers decreased 24.2% and notebook computers decreased 18.1% from 2000. Unit sales of desktop computers increased 9.2% and unit sales of servers increased 11.6% from 2000, while unit sales of notebook computers decreased 11.7% from 2000. The Company believes there may be future decreases in pricing for computer products in 2002, resulting in a lower average invoice size. Such decreases require the Company to generate more orders and sell more units in order to maintain or increase the level of sales.

On a forward-looking basis, the Company believes that cautious assumptions as to the rate of sales growth in 2002 are appropriate, primarily due to uncertainty related to economic as well as political conditions, lower unit selling prices and reduced IT spending levels by some customers.

Gross profit increased as a percentage of net sales to 13.3% in 2001, compared to 12.8% in 2000. This increase is primarily due to vendor incentives and the impact of software maintenance products and third party services that are recorded as net sales at the net amount retained by the Company, with no cost of goods sold.

On a forward-looking basis, gross profit margin in future periods may be less than the 13.3% achieved in 2001. Gross profit margin depends on various factors, including the continued participation by vendors in inventory price protection and rebate programs, product mix, including software maintenance and third party services, pricing strategies, market conditions and other factors, any of which could result in a fluctuation of gross margins below recent experience.

Selling and administrative expenses, excluding net advertising expense, increased to 6.4% of net sales in 2001 versus 5.7% in 2000. This increase resulted primarily from $11.4 million of incremental occupancy costs along with $16.9 million of incremental payroll costs, partially due to a higher average number of sales account managers during 2001. Approximately 72% of the 1,228 sales account managers at December 31, 2001 had fewer than 24 months experience and 46% had fewer than 12 months, as compared to 77% and 58% at December 31, 2000, respectively. On a forward-looking basis, during 2002, the Company plans to expand its sales force by approximately 100 account managers, primarily in the public sector business segment, and increase the number of product category specialists. Selling and administrative expenses, excluding net advertising expenses, may increase as a percentage of net sales over prior year levels due to investments in additional sales personnel and facility expansions completed during the first half of 2001.

The Company has leased sales office space in Chicago, Illinois and in locations near the Vernon Hills headquarters. The following table summarizes these lease agreements and the related financial commitment (see Footnote 7 to the consolidated financial statements):

### Lease Agreements & Related Financial Commitment

| Location | 120 S. Riverside Chicago, IL | 10 S. Riverside Chicago, IL | Mettawa, IL |
|---|---|---|---|
| Square Footage | 72,000 | 72,000 | 156,000 |
| Lease Commencement | April and August 2000 | February and August 2001 | March 2001 |
| Lease Term | 10 years | 10 years | 10 years |
| Aggregate Future Minimum Lease Payments | $10.6 million | $13.2 million | $34.3 million |
| Average Annual Lease Expense | $1.2 million | $1.4 million | $3.7 million |
| Capital Expenditures[1] | $4.8 million | $3.0 million | $4.0 million |

[1]Capital expenditures related to 10 S. Riverside and Mettawa were incurred during 2001 while capital expenditures related to 120 S. Riverside were incurred during fiscal year 2000.

As a result of the anticipated expansion of the sales force, the new sales offices, which opened during 2001, and a 250,000 square foot addition to the Vernon Hills distribution center, which became operational in the second quarter of 2001, the Company's selling and administrative expenses will likely increase in future periods versus 2001.

Net advertising expense decreased as a percentage of net sales to 0.1% in 2001 from 0.3% in 2000 as the result of a decrease in gross advertising spending combined with an increase in cooperative advertising income. Gross advertising expense decreased $3.9 million to $87.4 million in 2001 while decreasing as a percentage of net sales to 2.2% versus 2.4% in 2000. Although gross advertising spending decreased, the Company believes it achieved more coverage due to reduced media rates. Based upon the Company's planned marketing initiatives, levels of gross advertising expense as a percentage of net sales in 2002 are expected to be relatively consistent with or higher than the level achieved in 2001.

Cooperative advertising reimbursements as a percentage of net sales remained constant in 2001 at 2.1%. Cooperative advertising reimbursements as a percentage of net sales may decrease in future periods depending on the level of vendor participation achieved and collection experience.

Consolidated operating income was $268.2 million in 2001, a 3.3% increase from $259.6 million in 2000. This increase was primarily a result of the increase in sales and gross margin in 2001, partially offset by the increase in operating expenses. Consolidated operating income as a percentage of net sales was 6.8% in both 2001 and 2000. Corporate segment operating income was $245.5 million in 2001, compared to $245.9 million in 2000. Corporate segment operating income increased as a percentage of net sales to 7.5% in 2001 from 7.2% in 2000, due to an increase in gross margin as a percentage of net sales, partially offset by an increase in operating expenses as a percentage of net sales. The increase in gross margin as a percentage of net sales resulted primarily from changes in product mix, vendor incentives and the impact of software maintenance products and third party services, which are recorded as net sales at the net amount to be retained by the Company. Operating expenses increased as a percentage of net sales due to higher payroll costs and higher occupancy costs resulting from additional sales offices and the warehouse facility expansion. Public sector operating income was $22.7 million in 2001, a 65.7% increase from $13.7 million in 2000, primarily due to the increase in sales. Public sector operating income as a percentage of net sales was 3.3% in both 2001 and 2000.

Interest income, net of other expenses, increased to $11.8 million in 2001 compared to $9.0 million in 2000, primarily due to higher levels of cash available for investing offsetting a decrease in the average rate of interest earned. The higher levels of cash were due to cash flows from operations, primarily net income, a decrease in accounts receivable and tax benefits from stock options and restricted stock transactions.

The effective income tax rate, expressed as a percentage of income before income taxes, was 39.75% in 2001 and 39.6% in 2000.

Net income in 2001 was $168.7 million, a 4.0% increase from $162.3 million in 2000. Diluted earnings per share were $1.89 in 2001 and $1.79 in 2000, an increase of 5.6%. All per share amounts have been adjusted to reflect the two-for-one stock split effected in the form of a stock dividend paid on June 21, 2000.

## Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net sales in 2000 increased 50.0% to a record $3.842 billion compared to $2.561 billion in 1999. The Company experienced substantial sales growth in both of its business segments in 2000. Net sales by the Company's public sector business grew 62.3%, increasing from $258 million in 1999 to $418 million in 2000. Net sales by the Company's corporate sector grew 48.6% to $3.424 billion in 2000 compared to $2.304 billion in the prior year. The growth in net sales for both segments is primarily attributable to an increase in active accounts and a higher level of sales per active account. Net sales per active commercial account, defined as public and corporate segment accounts transacting within the past twelve months, excluding consumers, grew 43.0% in 2000. The Company believes that spending by customers for networking and Internet capabilities, as well as post-Year 2000 projects, positively impacted net sales in 2000. Additionally, the Company expanded its sales force by 48.9% in 2000 to 1,188 account managers at December 31, 2000, enabling it to increase its customer base and the level of sales per active customer.

The average selling price of desktop computers in 2000 increased 1.7%, servers increased 15.9% and notebook computers increased 6.4% from 1999.

Gross profit increased as a percentage of net sales to 12.8% in 2000, compared to 12.6% in 1999. This increase was primarily the result of higher selling margins achieved on certain product lines and increased levels of vendor support programs.

Selling and administrative expenses decreased to 5.7% of net sales in 2000 versus 5.9% in 1999. This decline resulted from decreases in non-sales payroll and related coworker costs, all as a percentage of net sales. Increases in coworker productivity offset increased payroll and associated costs related to expansion of the sales force. Approximately 77% of the 1,188 sales account managers at December 31, 2000 had fewer than 24 months experience and 58% had fewer than 12 months, as compared to 76% and 53% at December 31, 1999, respectively.

Net advertising expense decreased as a percentage of net sales to 0.3% in 2000 from 0.6% in 1999. Gross advertising expense increased $26.1 million in 2000 while decreasing as a percentage of net sales to 2.4% versus 2.6% in 1999. The Company decreased catalog circulation and the number of national advertising pages from the prior year, while increasing its spending on branding, other direct marketing and electronic commerce activities.

Consolidated operating income was $259.6 million in 2000, a 64.4% increase from $157.9 million in 1999. This increase was primarily a result of the increase in sales in 2000. Consolidated operating income as a percentage of net sales increased to 6.8% from 6.1% in 1999. Corporate segment operating income was $245.9 million in 2000, a 60.8% increase from $152.9 million in 1999. This increase was primarily due to the increase in sales in 2000. Corporate segment operating income increased as a percentage of net sales to 7.2% in 2000, compared to 6.6% in 1999, primarily due to the decrease in net advertising costs. Public sector segment operating income was $13.7 million in 2000, a 176.4% increase from $5.0 million in 1999. This increase was primarily due to the increase in sales in 2000. Public sector segment operating income as a percentage of net sales increased to 3.3% in 2000, compared to 1.9% in 1999, primarily due to an increase in gross margin as a percentage of sales and decreases in payroll costs and bad debts as a percentage of sales.

In the first quarter of 2000, the Compensation and Stock Option Committee approved a new format for executive incentive compensation, which was approved by shareholders at the Annual Meeting of Shareholders on May 24, 2000. Under the new format, the committee eliminated the executive incentive bonus pool and created the Senior Management Incentive Plan ("SMIP") for all officers and other senior management personnel. The SMIP provides for targeted levels of incentive compensation based upon the percentage increase in operating income over the prior year. Expense recognized under the new program in 2000 was lower as a percentage of net sales than all incentive compensation for the same group in the same period of the prior year.

Interest income, net of other expenses, increased to $9.0 million in 2000 compared to $4.5 million in 1999, primarily due to higher levels of available cash and higher rates of return on investments.

The effective income tax rate, expressed as a percentage of income before income taxes, was 39.6% in 2000 and 1999.

Net income in 2000 was $162.3 million, a 65.4% increase from $98.1 million in 1999. Diluted earnings per share were $1.79 in 2000 and $1.11 in 1999, an increase of 61.3%. All per share amounts have been adjusted to reflect the two-for-one stock splits effected in the form of a stock dividend paid on June 21, 2000 and May 19, 1999.

## Seasonality

Although the Company has historically experienced variability in the rates of sales growth, it has not historically experienced seasonality in its business as a whole. While sales by the Company's corporate segment, which serves business and consumer markets, have not historically experienced seasonality throughout the year, sales by the Company's public sector segment have historically been higher in the third quarter than in other quarters due to the buying patterns of government and education customers. If sales to public sector customers continue to increase as a percentage of overall sales, the Company as a whole may experience increased seasonality in future periods.

## Liquidity and Capital Resources

### Working Capital

The Company has historically financed its operations and capital expenditures primarily through cash flow from operations. At December 31, 2001, the Company had cash, cash equivalents and marketable securities of $394.4 million and working capital of $695.8 million, representing an increase of $191.8 million in cash, cash equivalents and marketable securities and an increase of $134.1 million in working capital from December 31, 2000.

The Company has an aggregate $70 million available pursuant to two $35 million unsecured lines of credit with two financial institutions. One line of credit expires in June 2002, at which time the Company intends to renew the line, and the other does not have a fixed expiration date. Borrowings under the first credit facility bear interest at the prime rate less 2 1/2%, LIBOR plus 1/2% or the federal funds rate plus 1/2%, as determined by the Company. Borrowings under the second credit facility bear interest at the prime rate less 2 1/2%, LIBOR plus .45% or the federal funds rate plus .45%, as determined by the Company. At December 31, 2001, there were no borrowings under either of the credit facilities.

In January 2001, the Company's Board of Directors authorized the purchase of up to 5 million shares of the Company's common stock representing slightly more than 5% of its then total outstanding shares, from time to time in both open market and private transactions. The Company purchased approximately 2,692,500 shares of its common stock during the year ended December 31, 2001, at a total cost of approximately $98.2 million. These repurchases included a total of 1.5 million shares repurchased on February 2, 2001, at a total cost of $57.6 million ($38.423 per share) from Gregory C. Zeman, Director and then Vice Chairman, and Daniel B. Kass, Executive Vice President and Director.

The Company's current and anticipated uses of its cash, cash equivalents and marketable securities are to fund the growth in working capital and capital expenditures necessary to support future growth in sales, the stock buyback program and possible expansion through acquisitions. Capital expenditures relating primarily to facility expansions were substantially completed in 2001 and totaled $22.5 million for the year ended December 31, 2001.

The Company believes that the funds held in cash, cash equivalents and marketable securities, and funds available under the credit facilities will be sufficient to fund the Company's working capital and cash requirements at least through December 31, 2002.

### Cash Flows

Cash provided by operating activities in 2001 was $302.4 million compared to $141.8 million in 2000. The primary factors that have historically affected the Company's cash flows from operations are net income; changes in accounts receivable, merchandise inventory, and accounts payable; and tax benefits from stock options and restricted stock transactions. Accounts payable at December 31, 2001 increased $50.7 million while accounts receivable decreased $16.5 million compared to December 31, 2000. The increase in accounts payable was primarily due to the timing of payments to vendors at the end of the respective periods. The decline in accounts receivable related to a reduction in days sales outstanding. Days sales outstanding for the year ended December 31, 2001 was 29 as compared to 32 for the year ended December 31, 2000. Inventory increased $8.9 million at December 31, 2001 compared to December 31, 2000, primarily due to higher levels of inventory in-transit. Cash provided by operating activities in 2001 was also positively impacted by a $58.1 million tax benefit recorded to paid-in-capital, relating to the exercise of options pursuant to the MPK Stock Option Plan, the CDW Incentive Stock Option Plan and the vesting of shares related to the MPK Restricted Stock Plan.

Net cash used in investing activities for the year ended December 31, 2001 was $111.0 million, including $89.3 million for investments in marketable securities and $22.5 million used for capital expenditures. Capital expenditures made by the Company were primarily related to the purchase of furniture, data processing and telephone equipment for the new Chicago, Illinois and Mettawa, Illinois sales offices and construction of the addition to the Vernon Hills distribution center.

At December 31, 2001, the Company had a $5.4 million net investment in and loan to CDW Leasing, L.L.C. ("CDW-L"). CDW-L is a joint venture that is 50 percent owned by each of CDW Capital Corporation ("CDWCC"), a wholly-owned subsidiary of the Company, and First Portland Corporation, an unrelated third party leasing company. The Company uses the equity method to account for its investment in CDW-L. CDWCC is committed to loan up to $10 million to CDW-L to fund new leases, of which $4.7 million is outstanding as of December 31, 2001 and $4.2 million is subordinated to CDW-L's loan from a financial institution. CDW-L has a $40 million financing commitment from a financial institution, of which $19.6 million was outstanding and $20.4 remained available at December 31, 2001. The financing commitment, collateralized by lease receivables, requires CDW-L to meet certain financial covenants and is without recourse to CDWCC or the Company. Under the terms of the financing agreements, CDW-L's total loans outstanding and related terms were:

### CDW Leasing, L.L.C. Loans Outstanding and Related Terms

| Lender | Type of Instrument | Maturity | Interest Rate As of December 31, 2001 | Outstanding Balance at December 31, 2001 (in 000's) |
|---|---|---|---|---|
| Financial Institution | Term Note | Various Thru 11/26/03 | 5.76%-9.03% | $ 15,600 |
| Financial Institution | Revolving Note | 08/23/02 | 3.9375% | $ 4,000 |
| CDWCC | Subordinated Note | Payable on Demand | 6.876% (LIBOR + 5.0%) | $ 4,200 |
| CDWCC | Non-Subordinated Note | Payable on Demand | 4.076% (LIBOR + 2.2%) | $ 500 |
| Total | | | | $ 24,300 |

At December 31, 2001, the present value of CDW-L's borrowing base was $27.2 million and CDW-L was in compliance with all of the covenants under the agreement with the financial institution.

In August 2001, Michael P. Krasny, the Chairman Emeritus, principal shareholder and Director of the Company, Gregory C. Zeman, a Director and then Vice Chairman of the Company, and Daniel B. Kass, Executive Vice President and a Director of the Company, sold 10,562,500 shares of common stock through a secondary public offering at a price of $40.00 per share. The Company did not receive any proceeds from the sale of shares and the number of outstanding common shares was not impacted. The shares sold by Mr. Zeman and Mr. Kass were acquired from Mr. Krasny through the exercise of options previously granted to them pursuant to the MPK Stock Option Plan. The sale of shares by Mr. Zeman and Mr. Kass resulted in the realization by the Company in the year ended December 31, 2001 of an income tax benefit of approximately $43.5 million, of which approximately $600,000 had been previously recorded to deferred taxes. The incremental tax benefit of $42.9 million was recorded as an increase to paid-in-capital. Additionally, the Company recorded incremental payroll tax expense of approximately $1.6 million related to the option exercise, which reduced diluted earnings per share by approximately $0.01 per share.

The Company also received approximately $9.1 million as proceeds from the exercise of stock options under the CDW Incentive Stock Option Plan in 2001.

## Recently Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." These statements currently have no impact on the Company's financial position or results of operations.

In October 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes Statements of Financial Accounting Standards No. 121, and is effective for the Company in fiscal year 2002. The Company does not believe that the adoption of this statement will have a material affect on the Company's future financial position or results of operations.

*Certain statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations such as those concerning the Company's sales growth, gross profit as a percentage of sales, advertising expense and cooperative advertising reimbursements are forward-looking statements that involve certain risks and uncertainties. Please see "Forward-looking Statements" for a more detailed discussion of such forward-looking statements and related risks and uncertainties.*

## Quantitative and Qualitative Disclosures About Market Risk

The Company's investments in marketable securities as of December 31, 2001 all mature before June 30, 2003 and are concentrated in U.S. Government and Government Agency securities, Municipal Bonds and Corporate Fixed Income securities. As such, the risk of significant changes in the value of these securities as a result of a change in market interest rates is minimal.

# Consolidated Balance Sheets

(in thousands)

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| **Assets** | | |
| Current assets : | | |
| Cash and cash equivalents | $ 145,977 | $ 43,664 |
| Marketable securities | 248,404 | 158,957 |
| Accounts receivable, net of allowance for doubtful accounts of $9,500 and $7,000, respectively | 318,405 | 337,424 |
| Miscellaneous receivables | 9,760 | 13,442 |
| Merchandise inventory | 119,117 | 110,202 |
| Prepaid expenses and other assets | 3,455 | 3,458 |
| Deferred income taxes | 9,040 | 6,736 |
| Total current assets | 854,158 | 673,883 |
| Property and equipment, net | 69,073 | 61,966 |
| Investment in and advances to joint venture | 5,382 | 5,804 |
| Deferred income taxes and other assets | 8,416 | 6,784 |
| **Total assets** | $ 937,029 | $ 748,437 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities : | | |
| Accounts payable | $ 106,808 | $ 56,081 |
| Accrued expenses : | | |
| Payroll, commissions and management incentive compensation | 28,113 | 26,645 |
| Income taxes | 7,847 | 17,868 |
| Exit costs | 1,587 | 1,862 |
| Other | 14,017 | 9,730 |
| Total current liabilities | 158,372 | 112,186 |
| Commitments and Contingencies | | |
| Shareholders' equity : | | |
| Preferred shares, $1.00 par value; 5,000 shares authorized; none issued | — | — |
| Common shares, $ .01 par value; 500,000 shares authorized; 88,466 and 87,465 shares issued, respectively | 885 | 875 |
| Paid-in capital | 258,708 | 185,054 |
| Retained earnings | 621,299 | 452,613 |
| Unearned compensation | (1,931) | (202) |
| | 878,961 | 638,340 |
| Less cost of common shares in treasury, 2,893 shares and 200 shares, respectively | (100,304) | (2,089) |
| Total shareholders' equity | 778,657 | 636,251 |
| **Total liabilities and shareholders' equity** | $ 937,029 | $ 748,437 |

The accompanying notes are an integral part of the consolidated financial statements.

# Consolidated Statements of Income

(in thousands, except per share data)

| | Years Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Net sales | $ 3,961,545 | $ 3,842,452 | $ 2,561,239 |
| Cost of sales | 3,434,510 | 3,352,609 | 2,237,700 |
| Gross profit | 527,035 | 489,843 | 323,539 |
| Selling and administrative expenses | 253,328 | 217,756 | 149,230 |
| Net advertising expenses | 5,509 | 12,479 | 16,397 |
| Income from operations | 268,198 | 259,608 | 157,912 |
| Interest income | 12,637 | 9,739 | 4,931 |
| Other expense, net | (859) | (690) | (450) |
| Income before income taxes | 279,976 | 268,657 | 162,393 |
| Income tax provision | 111,290 | 106,388 | 64,308 |
| Net income | $ 168,686 | $ 162,269 | $ 98,085 |
| Earnings per share | | | |
| Basic | $ 1.97 | $ 1.87 | $ 1.14 |
| Diluted | $ 1.89 | $ 1.79 | $ 1.11 |
| Weighted average number of common shares outstanding | | | |
| Basic | 85,803 | 87,003 | 86,270 |
| Diluted | 89,136 | 90,860 | 88,304 |

The accompanying notes are an integral part of the consolidated financial statements.

# Consolidated Statement of Shareholders' Equity

(in thousands)

| | Common Shares | | Paid-in | Retained | Unearned | Treasury Shares | | Total Shareholders' |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Compensation | Shares | Amount | Equity |
| **Balance at December 31, 1998** | 86,284 | $ 862 | $ 80,706 | $ 192,259 | $ (975) | 200 | $ (2,089) | $ 270,763 |
| MPK Restricted Stock Plan forfeitures | — | — | (101) | — | 101 | — | — | — |
| Amortization of unearned compensation | — | — | — | — | 399 | — | — | 399 |
| Compensatory stock option grants | — | — | 1,880 | — | — | — | — | 1,880 |
| Exercise of stock options | 394 | 4 | 2,415 | — | — | — | — | 2,419 |
| Tax benefit from stock option transactions | — | — | 17,438 | — | — | — | — | 17,438 |
| Net income | — | — | — | 98,085 | — | — | — | 98,085 |
| **Balance at December 31, 1999** | 86,678 | 866 | 102,338 | 290,344 | (475) | 200 | (2,089) | 390,984 |
| MPK Restricted Stock Plan forfeitures | — | — | (15) | — | 15 | — | — | — |
| Amortization of unearned compensation | — | — | — | — | 258 | — | — | 258 |
| Compensatory stock option grants | — | — | 4,225 | — | — | — | — | 4,225 |
| Exercise of stock options | 787 | 9 | 7,116 | — | — | — | — | 7,125 |
| Tax benefit from stock option and restricted stock transactions | — | — | 71,390 | — | — | — | — | 71,390 |
| Net income | — | — | — | 162,269 | — | — | — | 162,269 |
| **Balance at December 31, 2000** | 87,465 | 875 | 185,054 | 452,613 | (202) | 200 | (2,089) | 636,251 |
| MPK Restricted Stock Plan forfeitures | — | — | (2) | — | 2 | — | — | — |
| Amortization of unearned compensation | — | — | — | — | 1,932 | — | — | 1,932 |
| Compensatory stock option grants | — | — | 2,741 | — | — | — | — | 2,741 |
| Compensatory restricted stock grants | 100 | 1 | 3,662 | — | (3,663) | — | — | — |
| Exercise of stock options | 901 | 9 | 9,127 | — | — | — | — | 9,136 |
| Tax benefit from stock option and restricted stock transactions | — | — | 58,126 | — | — | — | — | 58,126 |
| Purchase of treasury shares | — | — | — | — | — | 2,693 | (98,215) | (98,215) |
| Net income | — | — | — | 168,686 | — | — | — | 168,686 |
| **Balance at December 31, 2001** | 88,466 | $ 885 | $ 258,708 | $ 621,299 | $ (1,931) | 2,893 | $ (100,304) | $ 778,657 |

The accompanying notes are an integral part of the consolidated financial statements.

# Consolidated Statements of Cash Flows
(in thousands)

| | Years Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net income | $ 168,686 | $ 162,269 | $ 98,085 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | 15,383 | 10,478 | 6,788 |
| Accretion of marketable securities | (181) | (2,930) | (3,017) |
| Stock-based compensation expense | 4,673 | 4,483 | 2,279 |
| Allowance for doubtful accounts | 2,500 | 2,700 | 1,115 |
| Deferred income taxes | (3,438) | (1,866) | (1,573) |
| Tax benefit from stock transactions | 58,126 | 71,390 | 17,438 |
| Changes in assets and liabilities: | | | |
| Accounts receivable | 16,519 | (109,934) | (78,997) |
| Miscellaneous receivables and other assets | 3,360 | (5,940) | (1,673) |
| Merchandise inventory | (8,915) | 16,015 | (61,825) |
| Prepaid expenses | (495) | (2,097) | 38 |
| Accounts payable | 50,727 | (9,576) | 24,299 |
| Accrued compensation | 1,468 | (694) | 11,060 |
| Accrued income taxes and other expenses | (5,734) | 7,882 | 9,010 |
| Accrued exit costs | (275) | (357) | (496) |
| Net cash provided by operating activities | 302,404 | 141,823 | 22,531 |
| **Cash flows from investing activities:** | | | |
| Purchases of available-for-sale securities | (1,895,807) | (116,398) | (81,567) |
| Redemptions of available-for-sale securities | 1,790,862 | 60,900 | 53,792 |
| Purchases of held-to-maturity securities | (94,249) | (130,781) | (50,020) |
| Redemptions of held-to-maturity securities | 109,928 | 93,480 | 84,042 |
| Investment in and advances to joint venture | (23,579) | (21,706) | (7,650) |
| Repayment of advances from joint venture | 24,323 | 22,489 | 1,131 |
| Purchase of property and equipment | (22,490) | (33,015) | (9,161) |
| Net cash used in investing activities | (111,012) | (125,031) | ( 9,433) |
| **Cash flows from financing activities:** | | | |
| Purchase of treasury shares | (98,215) | — | — |
| Proceeds from exercise of stock options | 9,136 | 7,125 | 2,419 |
| Net cash (used in) provided by financing activities | (89,079) | 7,125 | 2,419 |
| **Net increase in cash** | 102,313 | 23,917 | 15,517 |
| **Cash and cash equivalents - beginning of year** | 43,664 | 19,747 | 4,230 |
| **Cash and cash equivalents - end of year** | $ 145,977 | $ 43,664 | $ 19,747 |
| **Supplementary disclosure of cash flow information:** | | | |
| Taxes paid | $ 66,763 | $ 28,679 | $ 41,491 |

The accompanying notes are an integral part of the consolidated financial statements.

# Notes to Consolidated Financial Statements

## 1. Description of Business

CDW Computer Centers, Inc. (collectively with its subsidiaries, the "Company") is the largest direct marketer of multi-brand computers and related technology products and services in the United States. The Company's primary business is conducted from a combined corporate office, distribution center and showroom facility located in Vernon Hills, Illinois, sales offices in Mettawa, Buffalo Grove and Chicago, Illinois and a government sales office in Lansdowne, Virginia. Additionally, the Company markets and sells products through CDW.com and CDWG.com, its Internet sites.

The Company extends credit to corporate and public sector customers under certain circumstances based upon the financial strength of the customer. Such customers are typically granted net 30 day credit terms. The balance of the Company's sales are made primarily through third party credit cards and for cash-on-delivery.

## 2. Summary of Significant Accounting Policies

The Company presents below a summary of its most significant accounting policies used in the preparation of its consolidated financial statements. The Company's significant accounting policies relate to the sale, purchase, distribution and promotion of its products. Therefore, the Company's accounting policies in the areas of revenue recognition, inventory valuation, vendor purchase and merchandising arrangements and marketing activities are the most sensitive.

### *Recently Issued Accounting Pronouncements*

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." These statements currently have no impact on the Company's financial position or results of operations.

In October 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes Statements of Financial Accounting Standards No. 121, and is effective for the Company in fiscal year 2002. The Company does not believe that the adoption of this statement will have a material affect on the Company's future financial position or results of operations.

### *Principles of Consolidation*

The accompanying consolidated financial statements include the accounts of CDW Computer Centers, Inc, and its wholly owned subsidiaries, CDW Government, Inc. (CDW-G) and CDW Capital Corporation. CDW-G sells multi-brand computers and related technology products and services and focuses exclusively on serving government and educational customers. CDW Capital Corporation owns a 50% interest in CDW Leasing, L.L.C. (Note 12). The investment in CDW Leasing, L.L.C. is accounted for by the equity method. All inter-company transactions and accounts are eliminated in consolidation.

### *Use of Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make extensive use of certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant estimates in these financial statements include allowances for doubtful accounts receivable, sales returns and pricing disputes, net realizable value of inventories, vendor transactions and loss contingencies. Actual results could differ from those estimates.

### *Earnings Per Share*

The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). Accordingly, the Company has disclosed earnings per share calculated using both the basic and diluted methods for all periods presented. A reconciliation of basic and diluted per-share computations is included in Note 10.

On April 20, 1999, the Board of Directors of the Company approved a two-for-one stock split to be effected in the form of a stock dividend payable on May 19, 1999 to all common shareholders of record at the close of business on May 5, 1999. On April 22, 2000, the Board of Directors of the Company approved a two-for-one stock split effected in the form of a stock dividend paid on June 21, 2000 to all common shareholders of record at the close of business on June 14, 2000. All per share and related amounts contained in these financial statements and notes have been adjusted to reflect these stock splits.

### *Cash and Cash Equivalents*

Cash and cash equivalents include all deposits in banks and highly liquid temporary cash investments purchased with original maturities of three months or less at the time of purchase.

### *Marketable Securities*

The Company classifies securities with a stated maturity, which it has the intent to hold to maturity, as "held-to-maturity," and records such securities at amortized cost. Securities which do not have stated maturities or for which the Company does not have the intent to hold to maturity are classified as "available-for-sale" and recorded at fair value, with unrealized holding gains or losses, if material, recorded as a separate component of Shareholders' Equity. The Company does not invest in trading securities. All securities are accounted for on a specific identification basis.

The Company's marketable securities are concentrated in securities of the U.S. Government and U.S. Government Agencies. Such investments are supported by the financial stability and credit standing of the U. S. Government or applicable U. S. Government Agency.

### Merchandise Inventory

Inventory is valued at the lower of cost or market. Cost is determined on the first-in, first-out method.

### Property and Equipment

Property and equipment are stated at cost. The Company calculates depreciation using the straight-line method with useful lives ranging from 2 to 25 years. Expenditures for major renewals and improvements that extend the useful life of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

### Revenue Recognition

The Company records revenues from sales transactions when title to products sold passes to the customer. The Company's shipping terms dictate that the passage of title occurs upon receipt of products by the customer. The majority of the Company's revenues relate to physical products and are recognized on a gross basis with the selling price to the customer recorded as net sales with the acquisition cost of the product to the Company recorded as cost of sales. At the time of sale, the Company also records an estimate for sales returns based on historical experience. Software maintenance products, third party services and extended warranties sold by the Company (for which the Company is not the primary obligor) are recognized on a net basis in accordance with SAB 101, "Revenue Recognition" and EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent". Accordingly, such revenues are recognized in net sales either at the time of sale or over the contract period, based on the nature of the contract, at the net amount retained by the Company, with no cost of goods sold. In accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs", the Company records freight billed to its customers as net sales and the related freight costs as a cost of sales. Vendor rebates and price protection are recorded when earned as a reduction to cost of sales or merchandise inventory, as applicable.

### Advertising

Advertising costs are charged to expense in the period incurred. Cooperative reimbursements from vendors, which are earned and available, are recorded in the period the related advertising expenditure is incurred. The following table summarizes advertising costs and cooperative reimbursements for the years ended December 31, 2001, 2000 and 1999, respectively (in thousands):

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Gross advertising expenses | $ 87,352 | $ 91,296 | $ 65,217 |
| Less: cooperative reimbursements | (81,843) | (78,817) | (48,820) |
| Net advertising expenses | $ 5,509 | $ 12,479 | $ 16,397 |

### Stock-Based Compensation

In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123), the Company accounts for its stock-based compensation programs according to the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense is recognized to the extent of employee or director services rendered based on the intrinsic value of compensatory options or shares granted under the plans. See Note 9 for disclosure of the Company's stock-based compensation plans in accordance with SFAS 123.

### Fair Value of Financial Instruments

The Company estimates that the fair market value of all of its financial instruments at December 31, 2001 and 2000 are not materially different from the aggregate carrying value due to the short-term nature of these instruments.

### Treasury Shares

The Company intends to hold repurchased shares in treasury for general corporate purposes, including issuances under various employee stock option plans. The Company accounts for the treasury shares using the cost method.

## 3. Marketable Securities

The amortized cost and estimated fair values of the Company's investments in marketable securities at December 31, 2001 and 2000 (in thousands) were:

| Security Type | Estimated Fair Value | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Amortized Cost |
|---|---|---|---|---|
| **December 31, 2001** | | | | |
| Available-for-sale: | | | | |
| U.S. Gov't. and Gov't. agency securities | $133,718 | $573 | $ — | $133,145 |
| Municipal bonds | 58,755 | — | — | 58,755 |
| Total available-for-sale | 192,473 | 573 | — | 191,900 |
| Held-to-maturity: | | | | |
| U.S. Gov't. and Gov't. agency securities | 44,271 | 140 | — | 44,131 |
| Corporate fixed income securities | 12,437 | 64 | — | 12,373 |
| Total held-to-maturity | 56,708 | 204 | — | 56,504 |
| Total marketable securities | $249,181 | $777 | $ — | $248,404 |

Table continues on the following page.

| Security Type | Estimated Fair Value | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Amortized Cost |
|---|---|---|---|---|
| **December 31, 2000** | | | | |
| Available-for-sale: | | | | |
| U.S. Gov't. and Gov't. agency securities | $ 86,904 | $ 73 | $ — | $ 86,831 |
| Held-to-maturity: | | | | |
| U.S. Gov't. and Gov't. agency securities | 72,223 | 97 | — | 72,126 |
| Total marketable securities | $159,127 | $170 | $ — | $158,957 |

Estimated fair values of marketable securities are based on quoted market prices. The Company's investments in marketable securities at December 31, 2000 were all due in one year or less by contractual maturity. The amortized cost and estimated fair value of the Company's investments in marketable securities at December 31, 2001 by contractual maturity were (in thousands):

| | Estimated Fair Value | Amortized Cost |
|---|---|---|
| Due in one year or less | $ 223,560 | $ 222,932 |
| Due in greater than one year | 25,621 | 25,472 |
| Total investments in marketable securities | $ 249,181 | $ 248,404 |

All of the marketable securities that were due in greater than one year have maturity dates prior to June 30, 2003.

## 4. Property and Equipment

Property and equipment consists of the following (in thousands):

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Land | $ 10,367 | $ 10,367 |
| Machinery and equipment | 31,665 | 17,803 |
| Building and leasehold improvements | 29,032 | 14,735 |
| Computer and data processing equipment | 22,269 | 19,621 |
| Computer software | 7,861 | 6,985 |
| Furniture and fixtures | 6,260 | 3,753 |
| Construction in progress | 1,763 | 13,544 |
| Total property and equipment | 109,217 | 86,808 |
| Less accumulated depreciation | 40,144 | 24,842 |
| Net property and equipment | $ 69,073 | $ 61,966 |

The Company owns approximately 45 acres of land, of which approximately 11 acres are vacant and available for future expansion.

## 5. Financing Arrangements

The Company has an aggregate $70 million available pursuant to two $35 million unsecured lines of credit with two financial institutions. One line of credit expires in June 2002, at which time the Company intends to renew the line, and the other does not have a fixed expiration date. Borrowings under the first credit facility bear interest at the prime rate less 2 1/2%, LIBOR plus 1/2% or the federal funds rate plus 1/2%, as determined by the Company. Borrowings under the second credit facility bear interest at the prime rate less 2 1/2%, LIBOR plus .45% or the federal funds rate plus .45%, as determined by the Company. At December 31, 2001, there were no borrowings under either of the credit facilities.

## 6. Trade Financing Agreements

The Company has entered into security agreements with certain financial institutions ("Flooring Companies") in order to facilitate the purchase of inventory from various suppliers under certain terms and conditions. The agreements allow for a maximum credit line of $84.0 million collateralized by inventory purchases financed by the Flooring Companies. At December 31, 2001 and 2000, the Company owed the Flooring Companies approximately $20.5 million and $18.6 million, respectively, which is included in trade accounts payable.

## 7. Operating Leases and Exit Costs

The Company is obligated under various operating lease agreements, primarily for office facilities, in the Chicago metropolitan area. The lease agreements generally provide for minimum rent payments and a proportionate share of operating expenses and property taxes, and include certain renewal and expansion options. For the years ended December 31, 2001, 2000 and 1999, rent expense was $7.6 million, $2.0 million and $432,000, respectively. Additionally, $572,000, $571,000 and $573,000 of rental payments were charged to the exit liability in 2001, 2000 and 1999 respectively. Future minimum lease payments are as follows:

| Years ended December 31, | Amount (in 000's) |
|---|---|
| 2002 | $ 6,858 |
| 2003 | 6,988 |
| 2004 | 6,322 |
| 2005 | 6,432 |
| 2006 | 6,424 |
| Thereafter | 28,141 |
| *Total future minimum lease payments* | $ 61,165 |

The Company recorded a $4.0 million pre-tax charge to operating results for exit costs relating to its leased Buffalo Grove facility in the first quarter of 1996. The exit costs consist primarily of the estimated cost to the Company of subleasing the vacated facility, including holding costs, the estimated costs of restoring the building to its original condition and certain asset write-offs resulting from the relocation. During 2001, 2000 and 1999, the Company charged approximately $565,000, $357,000 and $496,000 against the exit accrual, respectively. These amounts include cash payments for rent, real estate taxes and restoration, net of sublease payments.

The Company has occupied a portion of the Buffalo Grove facility since 1999 and continues to do so. In 2001, the Company recorded an additional $290,000 pre-tax charge to operating results to cover additional exit costs anticipated by the Company relating to its leased Buffalo Grove facility. The Buffalo Grove lease term expires in December, 2003. The Company will continue to evaluate the future use of the warehouse space and will continue to adjust the remaining exit liability as necessary.

## 8. Income Taxes

Components of the provision (benefit) for income taxes for the years ended December 31, 2001, 2000 and 1999 consist of (in thousands):

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 95,503 | $ 89,520 | $54,135 |
| State | 19,224 | 18,734 | 11,746 |
| Total current | 114,727 | 108,254 | 65,881 |
| Deferred | (3,437) | (1,866) | (1,573) |
| Provision for income taxes | $111,290 | $106,388 | $64,308 |

The current income tax liabilities for 2001, 2000 and 1999 were reduced by $58.1 million, $71.4 million and $17.4 million, respectively, for tax benefits recorded directly to paid-in capital relating to the exercise and vesting of shares pursuant to the CDW Stock Option Plan, the MPK Stock Option Plan and the MPK Restricted Stock Plan.

The reconciliation between the statutory tax rate expressed as a percentage of income before income taxes and the actual effective tax rate for 2001, 2000 and 1999 is as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Statutory federal income tax rate | 35.0 % | 35.0 % | 35.0 % |
| State taxes, net of federal benefit | 4.3 | 4.5 | 4.6 |
| Other | 0.5 | 0.1 | 0.0 |
| Total | 39.8 % | 39.6 % | 39.6 % |

The tax effect of temporary differences that give rise to the net deferred income tax asset at December 31, 2001 and 2000 are presented below (in thousands):

| | 2001 | 2000 |
|---|---|---|
| Current: | | |
| Accounts receivable | $ 4,463 | $ 3,364 |
| Payroll and benefits | 2,974 | 2,621 |
| Merchandise inventory | 583 | 438 |
| Accrued expenses | 1,020 | 313 |
| Subtotal current | 9,040 | 6,736 |
| Non-current: | | |
| Employee stock plans | 6,332 | 5,514 |
| Exit charge | 635 | 745 |
| Property and equipment | (37) | 199 |
| Other | 843 | 181 |
| Subtotal non-current | 7,773 | 6,639 |
| Net deferred tax asset | $16,813 | $13,375 |

The portion of the net deferred tax asset relating to employee stock plans results primarily from the MPK Stock Option Plan and compensatory stock option grants under the CDW Stock Option Plans. Compensation expense related to these plans is deductible for income tax purposes in the year the options are exercised.

Although realization is not assured, management believes, based upon historical taxable income, that it is more likely than not that all of the deferred tax asset will be realized.

## 9. Stock-Based Compensation

### *CDW Stock Option Plans*

The Company has established certain stock-based compensation plans for the benefit of its directors and coworkers. Pursuant to these plans the Company has reserved a total of 7,169,400 common shares for future stock option grants. The plans generally include vesting requirements from 3 to 10 years and option lives of up to 20 years. Options may be granted at exercise prices ranging from $0.01 to the market price of the common stock at the date of grant.

Option activity for the years ended December 31, 1999, 2000 and 2001 was as follows:

| | Shares | Weighted-Average Exercise Price | Options Exercisable |
|---|---|---|---|
| **Balance at January 1, 1999** | 9,540,508 | $ 15.20 | 452,180 |
| Options granted | 3,700,390 | 31.10 | — |
| Options exercised | (394,404) | 6.13 | — |
| Options forfeited | (649,060) | 17.21 | — |
| **Balance at December 31, 1999** | 12,197,434 | 20.21 | 819,910 |
| Options granted | 985,250 | 25.84 | — |
| Options exercised | (787,028) | 9.02 | — |
| Options forfeited | (355,893) | 25.78 | — |
| **Balance at December 31, 2000** | 12,039,763 | 21.24 | 1,202,352 |
| Options granted | 1,973,514 | 35.01 | — |
| Options exercised | (901,386) | 10.13 | — |
| Options forfeited | (463,015) | 19.93 | — |
| **Balance at December 31, 2001** | 12,648,876 | $ 24.01 | 1,300,460 |

For the years ended December 31, 2001, 2000 and 1999, the weighted-average fair value of options granted was as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Exercise price equals market price at time of grant | $20.51 | $21.25 | $22.88 |
| Exercise price is less than market price at time of grant | $53.70 | $27.87 | $39.31 |

The following table (top right) summarizes the status of outstanding stock options as of December 31, 2001:

| Range of Exercise Prices | Options Outstanding: Number of Options Outstanding | Weighted-Average Remaining Contractual Life (in years) | Weighted-Average Exercise Price | Options Exercisable: Number of Options Exercisable | Weighted-Average Exercise Price |
|---|---|---|---|---|---|
| $0.003-$0.01 | 350,622 | 18.3 | $ 0.01 | — | — |
| $2.33-$3.25 | 10,800 | 13.0 | $ 2.96 | — | — |
| $5.68-$6.75 | 205,480 | 13.8 | $ 6.54 | 205,480 | $ 6.54 |
| $10.00-$14.83 | 3,775,714 | 15.5 | $13.66 | 817,867 | $13.84 |
| $16.20-$23.99 | 2,254,544 | 17.0 | $23.86 | 277,113 | $23.98 |
| $24.31-$34.52 | 2,883,092 | 17.8 | $26.20 | — | — |
| $36.62-$45.31 | 3,118,624 | 13.9 | $37.91 | — | — |
| $63.375 | 50,000 | 19.0 | $63.38 | — | — |
| $0.003-$63.375 | 12,648,876 | 16.0 | $24.01 | 1,300,460 | $14.85 |

Had the Company elected to apply the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123) regarding recognition of compensation expense to the extent of the calculated fair value of stock options, reported net income and earnings per share would have been reduced as follows:

| (in 000's, except per share amounts) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net income, as reported | $ 168,686 | $ 162,269 | $ 98,085 |
| Pro forma net income | $ 145,568 | $ 149,211 | $ 90,525 |
| Basic earnings per share, as reported | $ 1.97 | $ 1.87 | $ 1.14 |
| Diluted earnings per share, as reported | $ 1.89 | $ 1.79 | $ 1.11 |
| Pro forma basic earnings per share | $ 1.70 | $ 1.72 | $ 1.05 |
| Pro forma diluted earnings per share | $ 1.63 | $ 1.67 | $ 1.03 |

The effects of applying SFAS 123 in the above pro forma disclosure are not likely to be representative of the effects disclosed in future years because the pro forma calculations exclude stock options granted before 1995.

For purposes of the SFAS 123 pro forma net income and earnings per share calculations, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option-pricing model. The weighted-average assumptions used in determining fair value as disclosed for SFAS 123 are shown in the following table:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Risk-free interest rate | 4.8 % | 5.0 % | 6.1% |
| Dividend yield | 0.0 % | 0.0 % | 0.0% |
| Option life (years) | 4.8 | 8.7 | 9.8 |
| Stock price volatility | 62.4 % | 57.6 % | 54.6% |

### *MPK Stock Option Plan*

Effective December 31, 1992, the Company's then majority shareholder established the MPK Stock Option Plan pursuant to which he granted non-forfeitable options to certain officers to purchase 16,573,500 shares of common stock owned by him at an exercise price of $.004175 per share. Options were exercised as follows:

| Transaction Year | Number of Options Exercised |
|---|---|
| 1994 | 1,844,892 |
| 1995 | 1,353,258 |
| 1997 | 545,746 |
| 1998 | 659,752 |
| 1999 | 1,743,992 |
| 2000 | 4,180,888 |
| 2001 | 2,751,732 |

Options for 2,731,240 shares for the two remaining participants are exercisable as of December 31, 2001 and the remaining 762,000 become exercisable on December 31, 2002.

### *MPK Restricted Stock Plan*

Effective upon the closing of the Company's initial public offering in 1993, the then majority shareholder established the MPK Restricted Stock Plan. Pursuant to this plan, such majority shareholder allocated 2,674,416 shares of his common stock to be held in escrow for the benefit of those persons employed by the Company as of December 31, 1992. The number of shares allocated to each employee was dependent upon the employee's years of service and salary history. As a result of these grants, which provided for vesting based upon continuous employment with the Company or its subsidiaries through January 1, 2000, the Company recorded a capital contribution and offsetting deferred charge of approximately $2.8 million for unearned compensation equal to the number of shares granted, times $1.0425 per share.

The Company filed a Registration Statement on Form S-3, which was effective on February 7, 1997, to modify the terms of the MPK Restricted Stock Plan and provide participants the option to accelerate the vesting on 25% of their shares in exchange for the extension of the vesting period on their remaining shares through 2003. Under the terms of this modification, participants who elected the acceleration were granted options by the Company equal to the number of shares which became vested with an exercise price of $14.75 per share, the market price of the stock on the acceleration date.

As of December 31, 2001, 660,236 shares were outstanding under the modified terms, of which 330,118 shares vested on January 1, 2002 with the remaining shares vesting on January 1, 2003.

### *MPK Stock Plans, Tax Benefits*

The exercise and vesting of shares pursuant to the MPK Stock Option Plan, MPK Restricted Stock Plan and the CDW Incentive Stock Option Plan resulted in the realization by the Company of tax benefits of $59.2 million in 2001, $72.5 million in 2000 and $17.8 million in 1999, of which $1.1 million, $1.1 million and $0.4 million, respectively, were previously recorded in deferred taxes. The incremental tax benefits of $58.1 million in 2001, $71.4 million in 2000 and $17.4 million in 1999 were recorded to paid-in capital.

### *Restricted Stock*

On January 28, 2001, the Company granted a restricted stock award of 100,000 shares of common stock to its Chairman and Chief Executive Officer that will vest in equal annual installments on the first four anniversaries of the date of grant. Compensation expense related to this restricted stock award is recognized over the vesting period.

## 10. Earnings Per Share

At December 31, 2001, the Company had outstanding common shares totaling 85,573,742. The Company has also granted options to purchase common shares to the coworkers of the Company as discussed in Note 9. These options have a dilutive effect on the calculation of earnings per share. The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations as required by SFAS 128.

| | Years Ended December 31, (in 000's except per share data) | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| **Basic earnings per share:** | | | |
| Income available to common shareholders (numerator) | $168,686 | $162,269 | $ 98,085 |
| Weighted average common shares outstanding (denominator) | 85,803 | 87,003 | 86,270 |
| Basic earnings per share | $ 1.97 | $ 1.87 | $ 1.14 |
| **Diluted earnings per share:** | | | |
| Income available to common shareholders (numerator) | $168,686 | $162,269 | $ 98,085 |
| Weighted average common shares outstanding | 85,803 | 87,003 | 86,270 |
| Effect of dilutive securities: | | | |
| Options on common stock | 3,333 | 3,857 | 2,034 |
| Total common shares and dilutive securities (denominator) | 89,136 | 90,860 | 88,304 |
| Diluted earnings per share | $ 1.89 | $ 1.79 | $ 1.11 |

Additional options to purchase common shares were outstanding during the year ended December 31, 2001 but were not included in the computation of diluted earnings per share as the exercise price of these options was greater than the average market price of common shares during the respective periods. The following table summarizes the weighted average number of options outstanding and the weighted average exercise price of those options, which were excluded from the calculation:

| | Years Ended December 31, (in 000's except per share data) 2001 | 2000 |
|---|---|---|
| Weighted average number of options | 59 | 50 |
| Weighted average exercise price per share | $60.57 | $63.38 |

The options were all outstanding at December 31, 2001 and 2000, respectively.

## 11. Profit Sharing and 401(k) Plan

The Company has a profit sharing plan that includes a salary reduction feature established under the Internal Revenue Code Section 401(k) covering substantially all employees. Contributions by the Company to the profit sharing plan are made in cash and determined at the discretion of the Board of Directors. For the years ended December 31, 2001, 2000 and 1999, the Company's profit sharing expense was $3,060,000, $3,600,000 and $2,639,000, respectively.

## 12. Leasing Joint Venture

In April 1999, CDW Capital Corporation ("CDWCC"), a wholly-owned subsidiary of the Company, and First Portland Corporation ("FIRSTCORP"), an unrelated third party leasing company, formed CDW Leasing, L.L.C. ("CDW-L"), a joint venture that is 50 percent owned by each of CDWCC and FIRSTCORP. CDW-L provides captive leasing services to the Company's customers. Under the terms of an operating agreement, FIRSTCORP provides leasing management services to CDW-L, with net earnings of the venture allocated 50% to the Company and 50% to FIRSTCORP. CDWCC and FIRSTCORP each contributed $600,000 to the capital of CDW-L, maintain equal operating control over CDW-L and have an equal number of seats on the Board of Managers of the joint venture.

At December 31, 2001, CDWCC has a $5.4 million net investment in and loan to CDW-L. CDWCC is committed to loan up to $10 million to CDW-L to fund new leases of which $4.7 million is outstanding as of December 31, 2001 and $4.2 million is subordinated to CDW-L's loan from a financial institution. In 2000, CDW-L obtained a financing commitment for $25 million from a financial institution. This commitment was increased to $40 million in 2001, of which $19.6 million was outstanding and $20.4 million remained available at December 31, 2001. The financing commitment, collateralized by lease receivables, requires CDW-L to meet certain financial covenants and is without recourse to CDWCC or the Company. Under the terms of the financing agreements, CDW-L's total loans outstanding are limited to a maximum of 90% of the present value of the lease payments receivable, discounted at the prime rate. At December 31, 2001, CDW-L's total loans outstanding and related terms were:

### CDW Leasing, L.L.C. Loans Outstanding and Related Terms

| Lender | Type of Instrument | Maturity | Interest Rate As of December 31, 2001 | Outstanding Balance at December 31, 2001 (in 000's) |
|---|---|---|---|---|
| Financial Institution | Term Note | Various Thru 11/26/03 | 5.76%-9.03% | $ 15,600 |
| Financial Institution | Revolving Note | 08/23/02 | 3.9375% | $ 4,000 |
| CDWCC | Subordinated Note | Payable on Demand | 6.876% (LIBOR + 5.0%) | $ 4,200 |
| CDWCC | Non-Subordinated Note | Payable on Demand | 4.076% (LIBOR + 2.2%) | $ 500 |
| Total | | | | $ 24,300 |

At December 31, 2001, the present value of CDW-L's borrowing base was $27.2 million and CDW-L was in compliance with all of the covenants under the agreement.

## 13. Contingencies

As of December 31, 2001, the Company was not a party to any material legal proceedings.

## 14. Segment Information

The Company is engaged in the sale of multi-brand computers and related technology products and services primarily through direct marketing. The Company has two operating segments: corporate, which is primarily comprised of corporate customers but also includes consumers, and public sector, which is comprised of federal, state and local government and education customers. In accordance with Statement of Financial Accounting Standards (FAS) 131, Disclosure about Segments of an Enterprise and Related Information, the internal organization that is used by management for making operating decisions and assessing performance is the source of the Company's reportable segments.

The accounting policies of the segments are the same as those described above in the "Summary of Significant Accounting Policies." The Company allocates resources to and evaluates performance of its business segments based on both sales and operating income.

The Company's corporate segment provides purchasing, merchandising, accounting, information technology, marketing, distribution and fulfillment services to the public sector segment. Certain elements of gross margin and operating expenses are subject to intercompany service agreements which provide for, among other things, a mark-up on intercompany sales and allocation of indirect expenses such as occupancy, operations and other support, payroll, training and benefits. The table below presents information about the Company's reportable segments:

**Year Ended December 31, 2001 (in 000's)**

| | Corporate | Public Sector | Eliminations | Consolidated |
|---|---|---|---|---|
| External customer sales | $ 3,280,632 | $680,913 | $ — | $ 3,961,545 |
| Transfers between segments | 619,819 | — | (619,819) | — |
| Total sales | $ 3,900,451 | $680,913 | $ (619,819) | $ 3,961,545 |
| Operating income | $ 245,539 | $ 22,659 | — | $ 268,198 |
| Net interest income and other | | | | 11,778 |
| Pretax income | | | | $ 279,976 |
| Total assets | $ 920,993 | $ 62,168 | $ (46,132) | $ 937,029 |

**Year Ended December 31, 2000 (in 000's)**

| | Corporate | Public Sector | Eliminations | Consolidated |
|---|---|---|---|---|
| External customer sales | $3,424,173 | $418,279 | $ — | $3,842,452 |
| Transfers between segments | 382,469 | — | (382,469) | — |
| Total sales | $3,806,642 | $418,279 | $( 382,469) | $3,842,452 |
| Operating income | $ 245,872 | $ 13,736 | — | $ 259,608 |
| Net interest income and other | | | | 9,049 |
| Pretax income | | | | $ 268,657 |
| Total assets | $ 741,428 | $ 40,060 | $ (33,051) | $ 748,437 |

**Year Ended December 31, 1999 (in 000's)**

| | Corporate | Public Sector | Eliminations | Consolidated |
|---|---|---|---|---|
| External customer sales | $ 2,303,557 | $257,682 | $ — | $2,561,239 |
| Transfers between segments | 231,456 | — | (231,456) | — |
| Total sales | $ 2,535,013 | $257,682 | $ (231,456) | $2,561,239 |
| Operating income | $ 152,943 | $ 4,969 | — | $ 157,912 |
| Net interest income and other | | | | 4,481 |
| Pretax income | | | | $ 162,393 |
| Total assets | $ 508,303 | $ 19,238 | $ (21,626) | $ 505,915 |

The Company's assets are primarily managed as part of the corporate segment, including all property, equipment and inventory. As a result, capital expenditures and related depreciation are immaterial for the public sector segment. The public sector segment assets consist principally of cash and cash equivalents, accounts receivable, including intercompany accounts, and property and equipment.

Sales, operating expenses and income relating to the Company's investment in CDW Leasing, L.L.C., accounted for under the equity method, are immaterial to the Company as a whole and are evaluated by management for making operating decisions and allocating resources as part of the corporate segment.

The following schedule presents net sales dollars by product category for all segments as a percentage of total net sales dollars. Product lines are based upon internal product code classifications. Product mix for the years ended December 31, 2000 and 1999 has been retroactively adjusted for certain changes in individual product categorization.

**Analysis of Product Mix**
**Years ended December 31,**

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Notebook computers and accessories | 14.7 % | 19.5 % | 19.6 % |
| Desktop computers and servers | 13.4 | 15.7 | 16.1 |
| Subtotal computer products | 28.1 | 35.2 | 35.7 |
| Software | 16.8 | 12.2 | 13.1 |
| Data storage devices | 14.5 | 13.8 | 14.0 |
| Printers | 12.9 | 11.4 | 12.4 |
| Net/comm products | 9.5 | 9.1 | 8.4 |
| Video | 8.4 | 7.7 | 7.1 |
| Add-on boards/memory | 4.3 | 6.0 | 5.0 |
| Input devices | 2.9 | 2.5 | 2.5 |
| Supplies, accessories and other | 2.6 | 2.1 | 1.8 |
| Total | 100.0 % | 100.0 % | 100.0 % |

No single customer accounted for more than 1.0% of net sales in 2001, 2000, or 1999. Less than 1.0% of the Company's revenues are comprised of sales to customers outside of the United States.

## 15. Share Repurchase Program

In January 2001, the Company's Board of Directors authorized the purchase of up to 5 million shares of its common stock, slightly more than 5% of its total outstanding shares, from time to time in both open market and private transactions, as conditions warrant. The repurchase program is expected to remain effective through approximately December 2002, unless sooner completed or terminated by the Board of Directors. The Company intends to hold the repurchased shares in treasury for general corporate purposes, including issuances under various employee stock option plans. In connection with the program, the Company purchased 2,692,500 shares of its common stock during the year ended December 31, 2001, at a total cost of approximately $98.2 million. These repurchases included a total of 1.5 million shares repurchased on February 2, 2001, at a total cost of $57.6 million ($38.423 per share) from Gregory C. Zeman, Director and then Vice Chairman, and Daniel B. Kass, Executive Vice President and Director.

## 16. Public Offering of Common Shares

In August 2001, Michael P. Krasny, the Chairman Emeritus, principal shareholder and Director of the Company, Gregory C. Zeman, a Director and then Vice Chairman of the Company and Daniel B. Kass, the Executive Vice President and a Director of the Company, sold 10,562,500 shares of common stock through a secondary public offering at a price of $40.00 per share. The Company did not receive any proceeds from the sale of their shares and the number of outstanding common shares was not impacted. The shares sold by Mr. Zeman and Mr. Kass were acquired from Mr. Krasny through the exercise of options previously granted to them pursuant to the MPK Stock Option Plan. The sale of shares by Mr. Zeman and Mr. Kass resulted in the realization by the Company in the year ended December 31, 2001 of an income tax benefit of approximately $43.5 million, of which approximately $600,000 was previously recorded to deferred taxes. The incremental tax benefit of $42.9 million was recorded as an increase to paid-in-capital. Additionally, the Company recorded incremental payroll tax expense related to the option exercise of approximately $1.6 million, which reduced diluted earnings per share by approximately $0.01 per share.

## 17. Selected Quarterly Financial Data (Unaudited)

The following information is for the years ended December 31, 2001 and 2000 (in thousands, except per share data):

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **December 31, 2001** | | | | |
| Net sales | $ 987,245 | $ 995,045 | $ 991,065 | $ 988,190 |
| Gross profit | 130,119 | 132,623 | 133,974 | 130,319 |
| Income before income taxes | 67,181 | 71,418 | 71,760 | 69,617 |
| Net income | 40,476 | 43,030 | 43,235 | 41,945 |
| Earnings per share | | | | |
| Basic | $ 0.47 | $ 0.50 | $ 0.50 | $ 0.49 |
| Diluted | $ 0.45 | $ 0.48 | $ 0.49 | $ 0.47 |
| **December 31, 2000** | | | | |
| Net sales | $ 863,988 | $ 943,342 | $1,028,051 | $1,007,071 |
| Gross profit | 109,213 | 122,221 | 131,134 | 127,275 |
| Income before income taxes | 58,428 | 66,307 | 74,387 | 69,535 |
| Net income | 35,291 | 40,049 | 44,930 | 41,999 |
| Earnings per share | | | | |
| Basic | $ 0.41 | $ 0.46 | $ 0.52 | $ 0.48 |
| Diluted | $ 0.39 | $ 0.44 | $ 0.49 | $ 0.46 |

# Forward-Looking Statements

*Any statements in this report that are forward-looking (that is, not historical in nature) are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, for example, statements concerning the Company's sales growth, gross profit as a percentage of sales, advertising expense and cooperative advertising reimbursements. In addition, words such as "likely," "may," "would," "could," "anticipate," "believe," "estimate," "expect," "intend," "plan," and similar expressions, may identify forward-looking statements in this report. Forward-looking statements in this report are based on the Company's beliefs and expectations as of the date of this report and are subject to risks and uncertainties, including those described below, which may have a significant impact on the Company's business, operating results or financial condition. Investors are cautioned that these forward-looking statements are inherently uncertain. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. The following factors, among others, may have an impact on the accuracy of the forward-looking statements contained in this report: the continued acceptance of the Company's distribution channel by vendors and customers, the timely availability and acceptance of new products, continuation of key vendor relationships and support programs, the Company's ability to utilize information technology systems effectively, changes and uncertainties in economic conditions that could affect the rate of I.T. spending by the Company's customers, changes in pricing by our vendors, the ability of the Company to hire and retain qualified account managers and any additional factors described from time to time in the Company's filings with the Securities and Exchange Commission. These among other factors are discussed in further detail in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, which was filed with the Securities and Exchange Commission in March 2002 and which is incorporated by reference herein.*

## Management's Responsibility for Financial Statements

Management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, applying certain estimates and judgments as required.

CDW Computer Centers, Inc.'s internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. Such controls are based on established written policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties and are monitored through a comprehensive business process assurance program. These policies and procedures prescribe that the Company and all its employees are to maintain the highest ethical standards and that its business practices are to be conducted in a manner which is above reproach.

PricewaterhouseCoopers LLP, independent auditors, are retained to audit CDW Computer Centers, Inc.'s financial statements. Their accompanying report is based on audits conducted in accordance with auditing standards generally accepted in the United States of America; which include the consideration of the Company's internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of the audit tests to be applied.

The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent non-management Board members. The Audit Committee meets periodically with the independent auditors and with the Company's Business Process Assurance manager, both privately and with management present to review accounting, auditing, internal controls and financial reporting matters.

John A. Edwardson
*Chairman and Chief Executive Officer*

Harry J. Harczak, Jr.
*Executive Vice President*

## Report of Independent Accountants

The Board of Directors
CDW Computer Centers, Inc. ◦ Vernon Hills, Illinois

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of CDW Computer Centers, Inc. and Subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
January 18, 2002

## Shareholder and Corporate Information

**Corporate Office**
200 North Milwaukee Avenue
Vernon Hill, Illinois 60061
(847) 465-6000

**Independent Accountants**
*PricewaterhouseCoopers LLP*
Chicago, Illinois

**Outside Counsel**
Arnstein & Lehr
Chicago, Illinois

**Transfer Agent and Registrar**
*American Stock Transfer & Trust Company*
40 Wall Street, 46th Floor
New York, New York 10005
(212) 936-5100

**Annual Meeting**
Annual meeting of shareholders will be held on May 22, 2002 at 6 p.m. at the Company's Mettawa facility.
26125 N. Riverwoods
Mettawa, Illinois 60045

## Financial Reports

Financial reports, including Form 10-K and annual reports can be accessed online at: www.cdw.com/investor
You may also obtain a copy upon written request to:

CDW Computer Centers, Inc.
200 North Milwaukee Avenue
Vernon Hills, Illinois 60061

## Stock Market Information

CDW's common stock trades on The Nasdaq Stock Market® under the symbol CDWC. The following table sets forth the low and high stock prices by quarter in 2001 and 2000.

| | 2001 | | 2000 | |
|---|---|---|---|---|
| **Quarter Ended** | **Low** | **High** | **Low** | **High** |
| March 31 | $ 24.875 | $ 42.375 | $ 26.500 | $ 43.335 |
| June 30 | $ 29.500 | $ 48.440 | $ 32.000 | $ 72.156 |
| September 30 | $ 28.350 | $ 48.980 | $ 46.875 | $ 86.125 |
| December 31 | $ 32.500 | $ 56.880 | $ 22.250 | $ 69.062 |

## Board of Directors

Michelle L. Collins
Managing Director
Svoboda, Collins, L.L.C.

Casey G. Cowell
Chairman
Durandal, Inc.

John A. Edwardson
Chairman and Chief Executive Officer, CDW

Donald P. Jacobs
Dean Emeritus
J. L. Kellogg Graduate School of Management,
Northwestern University

Daniel B. Kass
Executive Vice President, CDW

Michael P. Krasny
Chairman Emeritus and Founder, CDW

Terry L. Lengfelder
Director
Lanoga Corporation

Brian E. Williams
President and Chief Executive Officer
Element 79 Partners

Gregory C. Zeman
Advisor and Former Vice Chairman, CDW

## Investor Inquiries

Phone: (847) 419-8234
Fax: (847) 465-6824
E-mail: investorrelations@cdw.com

## Officers

John A. Edwardson*
Chairman and Chief Executive Officer

Harry J. Harczak, Jr.*
Executive Vice President - Sales

Daniel B. Kass*
Executive Vice President

James R. Shanks*
Executive Vice President
President CDW Government, Inc.

Douglas E. Eckrote*
*Senior Vice President - Purchasing and Operations*

Larry S. Kirsch
Senior Vice President - Sales, CDW Government, Inc.

Barbara A. Klein*
Senior Vice President - Chief Financial Officer

Daniel F. Callen
Vice President - Finance, CDW Leasing, Inc.

Arthur S. Friedson*
Vice President - Coworker Services

Donald M. Gordon
Vice President - Advertising

Joseph K. Kremer*
Vice President - Marketing

Christine A. Leahy*
Vice President - General Counsel and Corporate Secretary

James J. Lillis
Vice President - Sales

Sandra M. Rouhselang
*Vice President - Controller*

William A. Shafley
Vice President - Federal Sales, CDW Government, Inc.

Jonathan J. Stevens*
Vice President - Chief Information Officer

Maria M. Sullivan
Vice President - Training and Sales Recruiting

Robert J. Welyki
Treasurer

*Member of the Executive Committee